82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



02030504

REGISTRANT'S NAME SIA Engineering Company

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5123 FISCAL YEAR 3-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 3/7/02

SIA ENGINEERING COMPANY 

Annual Report 2000/2001

Evolving a Global Footprint

Contents

SIA Engineering Company is engaged in providing aviation engineering services of the highest quality, at competitive prices for customers and a profit to the Company.



Today, SIA Engineering Company provides TOTAL SUPPORT maintenance, repair and overhaul (MRO) services to an expanding client base of international air carriers.

The Company combines specialised expertise developed over the years with extensive experience as an airline engineering services provider to offer a high level of service and commitment to its customers.

In addition, SIA Engineering Company actively seeks alliances and partnerships with industry specialists and original equipment manufacturers to extend the depth and breadth of its services.

Our investments in both staff and processes have earned the Company the People Developer Award from the Singapore Productivity and Standards Board, along with ISO9002 and ISO14001 certifications from the International Organisation for Standardisation, and approvals from 24 airworthiness authorities worldwide.

statistical highlights

financial statistics

	2000-2001	1999-2000	% Change	
Group ($ million)				
Revenue	654.4	567.4	+15.3	
Interest income	7.7	9.5	-18.6	
	662.1	576.9	+14.8	
Expenditure	539.9	480.1	+12.5	
Operating profit	122.2	96.8	+26.2	
Exceptional item	–	202.6	–	
Profit before tax	129.2	317.3	-59.3	
Profit attributable to shareholders	115.9	306.4	-62.2	
Share capital	100.0	100.0	–	
Distributable reserves	366.2	297.6	+23.1	
Shareholders' funds	466.2	397.6	+17.3	
Return on shareholders' funds (%)	26.8	28.3	-1.5	points
Total assets	731.7	594.2	+23.1	
Net liquid assets	187.6	147.5	+27.2	
Value added	458.0	403.5	+13.5	
Per Share Data				
Earnings before tax (cents)	12.9	31.7	-59.3	
Earnings after tax (cents)	11.6	30.6	-62.1	
Net tangible assets (cents)	46.6	39.8	+17.1	
Dividends				
Interim dividend (%)	15.0	61.4	-46.4	points
Special dividend (%)	–	228.0	–	points
Proposed final dividend (%)	25.0	–	–	points
Company ($ million)				
Revenue	650.9	562.8	+15.7	
Interest income	7.7	9.5	-18.6	
	658.6	572.3	+15.1	
Expenditure	536.2	475.7	+12.7	
Operating profit	122.4	96.6	+26.7	
Exceptional item		202.6	–	
Profit before tax	127.4	301.6	-57.8	
Profit attributable to shareholders	113.5	293.2	-61.3	
Value added	454.3	388.8	+16.8	

operating statistics

	2000-2001	1999-2000	% Change
Employee Productivity-Company			
Average no. of employees	3,993	3,852	3.7
Revenue per employees ($)	163,014	146,113	11.6
Value added per employees ($)	113,783	100,946	12.7
Employee Productivity-Group			
Average no. of employees	4,037	3,900	3.5
Revenue per employees ($)	162,095	145,475	11.4
Value added per employees ($)	113,459	103,485	9.6

Notes

1 SIA Engineering Company's financial year is from 1 April to 31 March. Throughout this report all figures are in Singapore Dollars, unless stated otherwise.

2 Return on shareholders' funds is the profit after taxation and minority interests (excludes exceptional gain) expressed as a percentage of average shareholders' funds.

3 Net liquid assets is derived by offsetting loan liabilities against liquid assets.

4 Earnings per share is computed by dividing the profit after taxation and minority interests by the number of fully paid shares in issue.

We will continue to grow both within Singapore and beyond, organically and through acquisitions and partnerships.

Dear Shareholders,

The SIA Engineering Company Group put up a good performance in its first year as a publicly listed company. It posted a 11.7 per cent rise in net profit to S$115.9 million on the back of a 15.3 per cent increase in turnover. Revenue from airframe and component overhaul grew 15.9 per cent to $392.1 million, largely because of increase in workload. Line maintenance, which benefited from strong traffic growth at Changi Airport, increased its revenue by 14.5 per cent to $262.3 million. Results would have been better if we had not been constrained by production capacity.

In the year under review, the Company embarked on an aggressive drive to build up capacity and capability in Singapore. The expected completion of the third hangar in the second quarter of FY2001/02 will increase airframe overhaul capacity by about 15 per cent. There are plans for two more hangars at Changi, both capable of handling the new generation A380 aircraft. The Company has invested in additional capabilities to meet the operational demands and technological challenges of new aircraft types. We are now well positioned to perform heavy maintenance on Boeing 777 and its variants.

Our strategy of partnering leading original equipment manufacturers with cutting-edge technology and proprietary processes continues to serve us well. The ability to provide a one-stop "Total Support" solution gives us a clear competitive advantage.

Last year, three new joint ventures were established, increasing the total to fifteen. The Company acquired a 40 per cent stake in Singapore-based Messier Services Asia, the leading company in Asia Pacific for overhaul of Airbus 330/340 and Boeing 777 landing gears. This was followed by the acquisition of a 30 per cent stake in Rohr Aero Services - Asia, which gives us access to a world-class repair and overhaul capability in engine nacelles, pylons and thrust reversers; and a 24.5 per cent investment in Turbine Coating Services, giving us the most advanced engine blade repair technology. These joint ventures are the engines of growth that will propel us to a leadership position in key areas of aircraft, engine and component overhaul.

Today SIA Engineering Company offers a comprehensive range of integrated services to meet the increasing demand for total maintenance solutions, important in securing long-term contracts with both new and established customers. The Company offers a suite of services ranging from line maintenance, airframe maintenance, component overhaul, engine overhaul, material management to fleet technical management. For the first time, we undertook fleet technical management for a non-SIA airline, namely, Hong Kong Dragon Airlines, which paves the way for more of such value-added services.

Improving our productivity and relationship with customers is key to retaining our competitiveness. We are investing in a SAP system to integrate the Company's existing computer systems on a common platform. The Company has also initiated a Business-to-Business (B2B) information exchange on the Internet.

The year ended saw many developments directed at strengthening our international presence and customer responsiveness. Our strong order book of long-term contracts, together with the significant SIA base load, will give the Company a steady revenue stream and mitigate the impact of market fluctuations.

We will continue to grow both within Singapore and beyond, organically and through acquisitions and partnerships.

The achievements of the past year are a result of the diligence and hard work of our Management and staff. I thank them all. A word of gratitude is also due to my colleagues on the Board for their invaluable advice.

Cheong Choong Kong
Chairman

⑤ Mr Wong Nang Jang

Mr Wong Nang Jang graduated from the University of Singapore with an economics degree. He is a director with Overseas-Chinese Banking Corporation Ltd, Bank of Singapore Ltd, PacificMas Berhad, Banking Computer Services Pte Ltd, BCS Information System Pte Ltd and WBL Corporation Ltd. Mr Wong was appointed director of SIAEC on 24 March, 2000.

⑥ Dr Thio Su Mien

Dr Thio Su Mien is the managing partner of the law firm Thio Su Mien & Partners and joined SIAEC as a director on March 1, 2000. Dr Thio graduated with a Bachelor of Law degree and has a Master of Law degree from the University of Malaya. She also earned a PhD (Laws) degree from the London School of Economics and Political Science. Dr Thio is a director of Dresdner Kleinwort Wasserstein (South East Asia) Ltd, Dresdner Kleinwort Wasserstein (Nominees) Pte Ltd, Goodpack Limited and Seiko Instruments Singapore Pte Ltd.



⑦ Mr Wong Ngit Liong

Mr Wong is the Managing Director of Venture Manufacturing (Singapore) Ltd and joined SIAEC as a director on March 1, 2000. Mr Wong graduated with a first class honours degree in Electrical Engineering from the University of Malaya and earned a Master of Science electrical engineering degree from the University of California at Berkeley, where he was a Fulbright Scholar. He gained an additional Master of Business Administration degree from McGill University under the Canadian Commonwealth Fellowship. Mr Wong is also a director of Singapore Exchange Ltd, Keppel Capital Holdings Ltd, Keppel TatLee Bank Ltd and k1 Ventures Ltd.

⑧ Captain Maurice de Vaz

Captain de Vaz joined Singapore Airlines as a cadet pilot in 1963 and attained the rank of captain in 1969. He was promoted to Chief Pilot of Singapore Airlines in 1979, Acting Assistant Director of Flight Operations in 1980 and Senior Vice President of Flight Operations in 1981, a position he still holds. Captain de Vaz became a director of SIAEC on February 17, 2000. He is also the Chairman of Singapore Flying College Pte Ltd.

board of directors

1 Dr Cheong Choong Kong

Dr Cheong joined Singapore Airlines in 1974, serving in various departments before becoming Managing Director in 1984, and Deputy Chairman and CEO in August 1996. Dr Cheong has degrees in Mathematics from the Adelaide and Australian National Universities. He was an Associate Professor at the University of Malaya, and was Chairman of the Singapore Broadcasting Corporation and its immediate successor, the Singapore International Media. Dr Cheong is on the Board of Governors of the Singapore International Foundation and Vice Chairman of the Singapore-United States Business Council. Dr Cheong is also the Chairman of the Council of the National University of Singapore, and of Singapore Airport Terminal Services Ltd, and a director of Singapore Press Holdings Ltd and Overseas-Chinese Banking Corporation Ltd.

2 Mr Chew Leng Seng

Mr Chew joined Singapore Airlines as an apprentice engineer in 1958. Mr Chew holds a Diploma in Mechanical Engineering from the Singapore Polytechnic and was a licensed aircraft engineer. He was made Chief Planning Engineer in 1970, Assistant Director of Engineering in 1972 and Director of Engineering in 1975. He became Deputy Managing Director (Technical) in 1988 and was re-titled Executive Vice President (Technical) in July 1998. Mr Chew is the Deputy Chairman of SIAEC and was appointed Chief Executive Officer of the Company effective April 1, 2000. On 1 May, 2001 Mr Chew retired as the Company's Chief Executive Officer.



3 Dr N. Varaprasad

Dr N Varaprasad is the Principal and Chief Executive Officer of Temasek Polytechnic. He joined SIAEC as a director on March 1, 2000. Dr Varaprasad graduated with a Bachelor of Engineering (First Class Honours) in Mechanical Engineering from the University of Canterbury (NZ), earned a Master of Engineering (First Class) degree from the University of Auckland, and a PhD in Transport Studies from the Cranfield Institute of Technology, UK. He attended the Stanford Executive Program in 1998. Dr Varaprasad is also the Chairman of TP Innovation Holdings Pte Ltd and Techknowledge Asia Pte Ltd. He also serves on the Health Promotion Board and the National Medical Ethics Committee. He is a recipient of the Public Administration Award (Gold).

4 Lieutenant-General (NS) Bey Soo Khiang

Lt-Gen (NS) Bey was Chief of Air Force from 1992 to 1995 and Chief of Defence Force in the Ministry of Defence from 1995 to 2000. He was appointed Executive Vice-President (Technical) of Singapore Airlines from 1 July, 2000. Lt-Gen (NS) Bey graduated with a Bachelor of Arts (First Class Honours) degree in Engineering and has a Master of Arts degree in Engineering from the University of Cambridge. He also earned a Master of Public Administration degree from Harvard University. Lt-Gen (NS) Bey was appointed a director of SIAEC on March 1, 2000.


SIA ENGINEERI


G COMPANY


SAFETY
FIRST

division heads



❶ **Tony Wang**
Vice-President
Workshops

❷ **Lee Siew Kong**
Vice-President
Line Maintenance

❸ **Arthur Lim**
Vice-President
Base Maintenance



❶ **Kwok Puay Nee**
Chief Financial Officer/
Vice-President Finance

❷ **Devika Davar**
Vice-President
Corporate

❸ **Lim-Ho Geok Choo**
Vice-President
Human Resources

❹ **Lee Huan Shang**
Vice-President
Facilities & Purchasing



❶ **Lim Yeow Khee**
Vice-President
Productivity/Engineering Training

❷ **Chew Siong Hee**
Vice-President
Engineering Services/
Information Technology

❸ **Chow Khai Leong**
Vice-President
Quality & Safety

❹ **Lim Lin Eng**
Vice-President
Marketing & Sales

executive management

① William Tan
Chief Executive Officer

② Oh Wee Khoon
Senior Vice-President
(Commercial)

③ Chan Seng Yong
Senior Vice-President
(Operations)

④ Png Kim Chiang
Senior Vice-President
(Services)



2
1
3
4

Board of Directors

Chairman
Cheong Choong Kong

Deputy Chairman
Chew Leng Seng

Directors
Bey Soo Khiang
Maurice de Vaz
Thio Su Mien
N. Varaprasad
Wong Nang Jang
Wong Ngit Liong

Company Secretary
Devika R Davar

Audit Committee

Chairman
Wong Nang Jang

Members
Chew Leng Seng
Thio Su Mien
N. Varaprasad

Senior Officers' Remuneration Committee

Chairman
Cheong Choong Kong

Members
Chew Leng Seng
Maurice de Vaz (up to 30 January 2001)
N. Varaprasad (from 30 January 2001)

Staff Committee

Chairman
Cheong Choong Kong

Members
Chew Leng Seng
Bey Soo Khiang

Board Committee

Members
Cheong Choong Kong
Chew Leng Seng

Registrar

KPMG
138 Robinson Road
#17-00 Hong Leong Centre
Singapore 068906

Auditors

Ernst & Young
Certified Public Accountants
10 Collyer Quay
#21-01 Ocean Building
Singapore 049315

Audit Partner
Winston Ngan

Executive Management

Chief Executive Officer
(up to 30 April 2001)
Chew Leng Seng

Chief Executive Officer
(from 1 May 2001)
William Tan Seng Koon

President & Chief Operating Officer
(up to 31 March 2001)
Mervyn Sirisena

Senior Vice-President (Commercial)
Oh Wee Khoon

Senior Vice-President (Operations)
Chan Seng Yong

Senior Vice-President (Services)
(from 1 April 2001)
Png Kim Chiang

Chief Financial Officer
Kwok Puay Nee

Registered Office

SIA Engineering Company
31 Airline Road
Singapore 819831
E-mail: siaec@singaporeair.com.sg
Website: www.siaec.com.sg
Tel: (65) 542 3333
Fax: (65) 542 1723

Contact Person:
Chia Peck Yong
Manager Public Affairs
E-mail: peckyong_chia@singaporeair.com.sg
Tel: (65) 541 5134
Fax: (65) 546 0679

1 April 2000 Line Maintenance Division added Transmile Air from Malaysia to its client base of more than 60 airlines at Singapore Changi Airport.

April 2000 Workshops Division set up a business unit dedicated to the maintenance and overhaul of 'Skysuite' seats used in SIA's Boeing 747-400 fleet.

[illegible] May 2000 SIAEC was listed on the Singapore Exchange. The initial public offer sought to increase the Company's independence to pursue a more aggressive growth policy.

May 2000 SAP was selected as the enterprise resource planning (ERP) platform to integrate the Company's existing IT systems. The S$35 million project is targeted for completion in 2½ years.

May 2000 An in-house productivity programme "PACE" – "Productivity for Achieving Competitive Excellence" – was launched. Productivity efforts in the Company are targeted at promoting a continuous improvement culture in SIAEC.

7 July 2000 SIAEC acquired a 40% stake in Messier Services Asia Private Limited (MSA). MSA has a 10,000 square-metre workshop at Loyang and is the only independent facility in the Asia-Pacific region capable of overhauling Airbus 330/340 and Boeing 777 landing gears.

September 2000 Base Maintenance Division carried out an Airbus 310 "C" check for new customer Emirates from the United Arab Emirates.

[illegible] October 2000 SIAEC signed a Memorandum of Understanding (MOU) to acquire a 30% stake in BFGoodrich Aerospace Aerostructures Group's wholly owned subsidiary, Rohr Aero Services – Asia.

[illegible] October 2000 The Company signed a 2-year contract with Atlas Air for the heavy maintenance of its Boeing 747-200/300 aircraft. Atlas Air is an American operator offering cargo aircraft wet leasing services and operates flights to 101 cities in 46 countries.

[illegible] October 2000 SIAEC signed a 'Total Support' maintenance contract with Region Air for three Airbus 310 and one Airbus 300-600. The contract covers airframe maintenance, component overhaul and component exchange for a period of five years.

[illegible] November 2000 Base Maintenance Division performed the first Airbus 340 zonal check for SIA. The zonal check is the most comprehensive inspection/overhaul in the Airbus maintenance schedule.

10 November 2000 SIAEC formed a joint venture called Turbine Coating Services Private Limited with Pratt & Whitney and Singapore Technologies Aerospace Limited. The new company will repair and overhaul PW4000 turbine airfoils, which will enhance the respective joint venture partners' current aero-engine repair capabilities in the Asia-Pacific region.

[illegible] December 2000 Line Maintenance Division commenced technical handling services for new customer Airwagon from Indonesia.

January 2001 As part of the Company's continuing efforts in providing customers with greater value-added services and support, SIAEC commenced the development of a Business-to-Business (B2B) information private exchange on the Internet. Various B2B functionalities will be introduced in phases and the project is expected to be completed by the end of 2001.

31 January 2001 SIAEC broke ground for the Company's third hangar. Located adjacent to the two existing hangars and costing S$25 million, Hangar 3 is targeted for completion in the 2nd quarter of FY2001/02. The new hangar will be specially equipped to handle Boeing 777 heavy maintenance checks.

[illegible] 2001 SIAEC signed a sale and purchase agreement with BFGoodrich Aerospace Aerostructures Group to acquire a 30% stake in Singapore-based Rohr Aero Services – Asia, a repair and overhaul facility for nacelles, pylons and thrust reversers for Airbus and Boeing aircraft.

Total Support

Aircraft technology is fast-changing, sophisticated and highly specialised. Against this backdrop, SIA Engineering Company aims to be a one-stop, total service provider in the global market. Its strategy of providing 'Total Support' to customers will see the Company consolidating and further expanding its capabilities and capacity over the next few years.

Today, it is widely recognised as a growing global player, focused on maintaining world-class standards in engineering services.




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Evolving a Global Footprint

Following SIA Engineering Company's listing on the Singapore Exchange on 12 May 2000, greater autonomy as an independent company has sharpened managerial focus on growth, customer service and productivity, adding value for customers and leading to higher returns for the company.

SIA Engineering Company's steadfast commitment to the concept of 'Total Support' assures a comprehensive range of maintenance, repair and overhaul (MRO) services for its customers. The Company's strategy for growth combines investments in facilities, processes and people, and strategic partnerships with leading industry specialists.

Growth of Core Capabilities

The provision of 'Total Support' MRO services is provided by three main operational divisions in SIA Engineering Company - Line Maintenance, Base Maintenance and Workshops.

The Company looks to develop each of these core functions individually and in conjunction with one another, to pursue high standards of service for commercial airlines and cargo carriers worldwide.

FY2000/01 saw an aggressive build-up of Boeing B777 airframe and component overhaul capabilities by the Company, which is now well positioned to perform heavy maintenance work on the B777. Capability build-up through in-house expansion and investments in specialised joint venture facilities continued unabated.

The Company also made inroads in project and fleet technical management services, having secured the first contract with Hong Kong Dragon Airlines. This contract increases the total suite of MRO services provided by the Company to six, i.e. Line Maintenance, Base Maintenance, Component Overhaul, Engine Overhaul, Material Management and Fleet Technical Management. The competitive advantage gained from this enhanced 'Total Support' capability will contribute to our growth and continued success.


FedEx

Line Maintenance

Well-trained and dedicated personnel form the backbone of SIA Engineering Company's Line Maintenance at Singapore Changi Airport. They operate round-the-clock, 365 days a year, supported by an array of modern equipment and facilities to provide ramp handling and maintenance services. Their primary goal is to ensure safe, on-schedule departures for all customers. These services include aircraft maintenance certification, transit checks, night-stop checks, rectification of defects and provision of aircraft ground support equipment.

SIA Engineering Company's Maintenance Control Centre is equipped with various communication and IT related equipment to provide continuous flight watch and support to SIA's fleet of aircraft worldwide. Line Maintenance also provides engineering support to key SIA stations overseas.

Ever committed to the improvement of its high service standards for the more than 210 flights that it handles daily, Line Maintenance has introduced specialist departments to further increase value-added services to its customers. In April 2000, the Customer Engineering Services Unit (CES) was formed to provide a more focused approach to customer support and satisfy specific airlines' requirements. Additionally, efforts were intensified through the Cabin Management Unit (CMU) to provide highly specialised maintenance services for SIA's in-flight entertainment and cabin systems. This represents a high business growth area given rising passenger expectations in cabin services. With airlines favouring higher aircraft utilisation, optimising ground time for maintenance is critical. In anticipation, Line Maintenance is customising work packages to cater to light maintenance services. This is an expansion from its traditional role of turning around aircraft.

With effect from January 2001, the Civil Aviation Authority of Singapore (CAAS) imposed a franchise fee for designated apron handling services such as push-back, marshalling and toilet/water servicing. SIA Engineering Company hopes to recover this fee from customers eventually.

In April 2000, Line Maintenance was pleased to add Transmile Air, from Malaysia, to its customer base of more than 60 airlines transiting Singapore Changi Airport. By the close of 2000, another new customer, Airwagon from Indonesia, was added to the fold.







Base Maintenance
(Airframe Maintenance and Overhaul)

An important contributor to SIA Engineering Company's 'Total Support' concept, Base Maintenance strives for the highest standards in its comprehensive service offerings. Base Maintenance handles both scheduled and non-scheduled maintenance at its two hangars in Changi Airport. Scheduled maintenance includes light and heavy maintenance ranging from one day to two months in duration.

Non-scheduled maintenance includes the following:

- structural repair and modifications, including Boeing 747 section 41 and pylon modifications
- specialised maintenance and repair programmes for ageing aircraft
- corrosion prevention and control programmes
- electronic systems installation and upgrades, including in-flight entertainment retrofits
- refurbishment and conversion of cabin interiors
- aircraft paint strip and painting

With the capability to maintain and overhaul Boeing 737, 747 and 777, as well as Airbus 300, 310, 319/320/321, 330 and 340, Base Maintenance's state-of-the-art facilities include a 20,000 m² column-free hangar with three bays and a 13,700 m² hangar with two bays. Each of the five bays can accommodate a Boeing 747-400. A huge inventory of spare parts is housed in a 2-storey repository featuring a fully automated storage and retrieval system. A high emphasis on quality control and cost-effectiveness ensures high customer satisfaction. In FY2000/01, a third set of specialised Boeing 747 docking was added to cater to the growing business demand for B747-400 maintenance.

In January 2001, the Company broke ground for its third hangar. To be ready in the second quarter of FY2001/02, the S$25 million single-bay hangar will be located adjacent to the present two hangars. It will be equipped with a specialised docking system for the Boeing 777-200ER/300 aircraft, enabling the Company to provide dedicated 'D' checks (heavy maintenance) to further its 'Total Support' programme for the Boeing 777.

New customers for 2000 included Emirates, for whom Base Maintenance successfully carried out an Airbus 310 'C' check in September. Other developments in Base Maintenance included the October signing of a total support maintenance contract with Region Air. Valued at about S$40 million, the 5-year contract covers airframe maintenance and component overhaul as well as a Component Exchange Programme. With customers increasingly appreciating the high value add of component exchange, the Company is building up its spares inventory to further strengthen this programme.

Another significant contract signed was with Atlas Air, an operator with a global network covering more than 100 cities, for the heavy maintenance of its Boeing 747-200/300 fleet. This deal underlines the emphasis leading airlines and cargo carriers are placing on total maintenance solutions. Another achievement in the year was Base Maintenance's first Airbus 340 zonal check for SIA (the zonal check is the most comprehensive inspection/overhaul in the Airbus maintenance schedule).


SINGAPORE AIRLINES



Workshops
(Component Maintenance and Overhaul)

The third pillar in the Company's 'Total Support' strategy, Workshops Division provides inspection, overhaul, repair, modification and testing of aircraft and engine components. Housed in 22 separate workshops and comprising a total floor area exceeding 22,000 m², Workshops Division employs highly trained and experienced professionals supported by modern facilities and computerised equipment.

Nine state-of-the-art automatic test stations are used to repair auto-flight, communication, navigation and radio components of the Boeing 747 and 777 as well as the Airbus 310, 320 and 340. Each of these multi-million dollar test stations uses different computer programs to test a large variety of aircraft computers. This improves staff productivity and reduces costs by obviating the need to buy specialised test equipment for each type of aircraft computer. In the mechanical workshops, computer-controlled machines provide precision milling and machining of aircraft parts to customers' specifications; other services include repair of composite materials, fibreglass and sheetmetal parts, structural repairs, welding and aircraft painting. A $35 million engine test cell at Workshops' engine overhaul facility is capable of handling engines with thrust of up to 150,000 pounds, a capability that is sufficient to handle the Trent 900 engines that will power SIA's Airbus 380 and future generation engines. The engine overhaul facility is being progressively equipped and by mid-2001 will be geared up to handle International Aero Engines V2500 engines, in addition to its present capability of Rolls-Royce Trent and Pratt & Whitney 4000 engines.

As SIA Engineering Company endeavours to meet increasing customer requirements and expectations, April 2000 saw the launch of the "Skysuite" workshop, dedicated to the maintenance and overhaul of "Skysuite" seats used in SIA's Boeing 747-400 fleet. This exciting development allows the Company to ensure high reliability in in-flight entertainment services for its customers, an area that is receiving growing airline attention. In March of 2001, Workshops commissioned SIA's second Boeing 777 flight simulator.






C3
C9
U18
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Information Technology

Following a detailed feasibility study, SAP was selected as the ERP (enterprise resource planning) platform to integrate the existing engineering IT systems, which currently comprises specialised, disparate systems residing on mainframe and Unix platforms. The integration of these systems under a common platform will allow for better process control, management reporting and resource accountability, all of which will help to improve productivity. The project will cost about S$35 million and the entire implementation process is expected to take about 2$^1/_2$ years.

As part of the Company's continuing efforts in providing customers with greater value-added services and support, SIA Engineering Company initiated a Business-to-Business (B2B) information exchange on the Internet in January 2001. When fully developed, it will benefit customers by giving them ease and timeliness in placing orders, requesting maintenance services and accessing information on repair status, turnaround time and delivery status of aircraft and components undergoing maintenance and repair at the Company's facilities. In addition, customers can review and approve invoices online and exchange technical information with the Company and its suppliers.


SIA ENGINEERING COMPANY
| Home | Contact Us |
Our Services
our services
Maintenance, repair and overhaul (MRO) of aircraft, engines and related components is the core business of SIAEC. It also plays a key role in providing engineering excellence to SIA, which ensures SIA's world leadership and its excellent safety record. This is achieved by maintaining a pool of highly skilled and well-trained engineers and technicians, coupled by an experienced and competent management with strong MRO as well as airline background.
SIAEC works on the concept of "Total Support" and with this it offers:
Airport Ground Handling
Aircraft Maintenance and Overhaul
Component Maintenance and Overhaul
Engine and APU Maintenance and Overhaul
Technical Training



R.E.A.L. stands for:

R - Reach out to others

E - Extend help willingly

A - Affirm people

- Listen actively to learn

Investing in People

World-class companies require world-class employees. Adhering to core values laid down by the SIA Group of Companies, SIA Engineering Company is focused on selecting and training the best. Company core values place strong emphasis on integrity, the pursuit of excellence, teamwork and superior customer service.

Comprehensive Training Facilities

Given its need for first-rate technical staff, SIA Engineering Company ranks the provision of in-house training facilities high on its list of priorities. Its training department, established as far back as 1958, fulfils the task of teaching apprentices the skills and knowledge they need to maintain a wide array of commercial aircraft types. To augment the rigorous training curriculum, a skills training centre was set up to hone the practical skills of technical personnel. During the year, a total of 937 engineers, technicians and trainees underwent the modularised skills training courses.

Initiatives to improve productivity, communication and rapport building are implemented each year and 2000 was no exception. The May launch of PACE, an acronym for "Productivity for Achieving Competitive Excellence", provided the starting point for a series of in-house campaigns aimed at promoting a continuous improvement culture throughout the Company. Later in the year, a month-long productivity campaign featured exhibitions, seminars, video shows, quizzes and competitions open to staff. The objective of this campaign was to disseminate the principles of Kaizen (continuous improvement) and to create further awareness of the PACE programme.

Another long-running initiative is the R.E.A.L. programme, which targeted improved communication and team-building amongst employees. A R.E.A.L. awards ceremony held on June 16 recognised no fewer than 36 employees for their outstanding efforts in promoting a collegiate working environment.

A Continuing Education Scheme encourages staff to pursue further education on a part-time basis.



Continuous Improvement

Beyond its specialised classrooms, modern training aids, computer-based instruction and in-house training schemes for technicians and engineers, SIA Engineering Company invests in self-development and team-building amongst staff. This is an on-going process aimed at realising each employee's full potential as a contributor to overall Company success. A Continuing Education Scheme encourages and subsidises staff to pursue further education on a part-time basis. In FY2000/01, a total of 44 awards were given under the scheme, including 17 for bachelor degree courses and 24 for diploma courses.

Also in June, SIA Engineering Company was proud to launch a new Company Communications Plan, the key focus of which is to communicate to staff the Company's corporate objectives, performance, challenges, policies, developments and corporate events. Projects under this Communications Plan included a revamp of the in-house newsletter, the set-up of an Intranet website, and a new employee orientation programme and handbook.



Building Services on a Worldwide Scale

With the introduction of new-generation and Very Large Aircraft (VLA) such as the Airbus 380, rapidly advancing technology as well as increasing regulatory scrutiny, the global MRO market is expected to continue expanding, with airframe overhaul being the fastest growing sector. Additionally, original equipment manufacturers are aggressively seeking inroads into the aftermarket of MRO services. Capitalising on these trends, SIA Engineering Company aims to maximise its own potential.



SIA Engineering Company believes in co-operative business, utilising strategic partnerships as a cost-effective means of building a global footprint. In addition to actively initiating and implementing new joint venture projects, the Company works closely with existing partners to ensure continued growth and success in all joint ventures.

Related Companies

SIA Engineering Company continues to seek partnerships with leading original equipment manufacturers for its external growth. Other viable alliances and acquisition opportunities that propel synergetic expansion are also being examined. 2000 alone saw the creation of three new ventures.

In July, SIA Engineering Company acquired a 40% stake in Messier Services Asia Private Limited (MSA). MSA has a 10,000 m^2 workshop at Loyang, Singapore and is the only independent facility in the Asia-Pacific region capable of overhauling Airbus A330/A340 and Boeing 777 landing gears.

In November, a joint venture called Turbine Coating Services Private Limited was formed with Pratt & Whitney and Singapore Technologies Aerospace Limited. With a core business in repair and overhaul of PW4000 turbine airfoils, the new company will significantly enhance the partners' current aero-engine repair capabilities in the Asia Pacific region.

In March 2001, SIA Engineering Company acquired a 30% equity stake in BFGoodrich Aerospace Aerostructures Group's wholly owned subsidiary, Rohr Aero Services - Asia (RASA). This is a key piece of capability that is being fitted into the Company's TOTAL SUPPORT strategy.

Additionally, SIA Engineering Company has a Memorandum of Understanding (MOU), signed in February 2000 with Pratt & Whitney and Tube Processing Corporation, to form a joint venture for the repair and overhaul of tubes, ducts and manifolds for engines made by Pratt & Whitney, General Electric, Rolls-Royce, CFMI and International Aero Engine.

In all, SIA Engineering Company maintains no fewer than 15 joint venture companies in Singapore, China, Hongkong, Taiwan and Ireland. SIA Engineering Company's fundamental belief is that expansion via such means benefits both customers and shareholders by virtue of its co-operative and cost-effective nature.


SIA Engineering Company's Related Companies

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Singapo


Taiwan

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Ireland

China



Airframe Maintenance and Overhaul

Taikoo (Xiamen) Aircraft Engineering Company – incorporated with Hong Kong Aircraft Engineering Company, Cathay Pacific Airways, Japan Airlines, Xiamen Aviation Industry, The Boeing Company and Beijing Kai Lan Technology Development Services in 1993, with core business in general aircraft maintenance and overhaul. CHINA

Line Maintenance

Pan Asia Pacific Aviation Services – incorporated with Malaysian Airline, Garuda and Royal Brunei in 1994, with core business in line maintenance services, including technical and non-technical handling. HONGKONG

Component Overhaul

Singapore Jamco – incorporated in partnership with Jamco Japan and Itochu Japan in 1988, and specialising in the manufacture of cabin equipment and refurbishment of aircraft galley, lavatory and cabin equipment. SINGAPORE

Fuel Accessory Service Technologies – incorporated with Hamilton Sundstrand in 1998, working on the repair and overhaul of fuel components and accessories for JT9D, PW4000, CFM56 engines and PWC901 APU. SINGAPORE

Messier Services Asia – equity stake acquired from Messier Services in 2000, specialising in the overhaul and repair of Boeing and Airbus landing gears. SINGAPORE

Rohr Aero Services-Asia – equity stake acquired from BFGoodrich Aerospace Aerostructures Group in 2000, specialising in the repair and overhaul of nacelles, thrust reversers and pylons for Airbus and Boeing aircraft. SINGAPORE

Engine Overhaul

Combustor Airmotive Services – incorporated with Pratt & Whitney in 1994, with core business capabilities in the repair and overhaul of JT9D series and PW4000 series combustion chambers. SINGAPORE

Asian Surface Technologies – incorporated with Praxair and Pratt & Whitney in 1994, working on the repair and overhaul of JT9D series and PW4000 series fan blades. SINGAPORE

Asian Compressor Technology Services – incorporated with Pratt & Whitney and China Airlines in 1995, dedicated to the repair and overhaul of PW4000 high-pressure compressor stators. TAIWAN





International Engine Component Overhaul – incorporated with Rolls-Royce in 1997, for the repair and overhaul of RB211 and Trent engine nozzle guide vanes and compressor stators. SINGAPORE

Eagle Services Asia – incorporated with Pratt & Whitney in 1998 and dedicated to JT9D, PW4000 and CFM56-5 series engine and module overhaul and repair. SINGAPORE

PWA International - equity stake acquired from Pratt & Whitney Ireland Holdings in 1998, dedicated to the repair and overhaul of engine cases. IRELAND

Singapore Aero Engine Services Ltd – incorporated with Rolls-Royce and Hong Kong Aero Engine Services Limited in 1999 and expected to be operational in January 2002, the company will repair and overhaul Trent 500, 700, 800 and other Trent series engines. SINGAPORE

Turbine Coating Services – incorporated with partners United Technologies Holdings (S) Pte Ltd and Singapore Technologies Aerospace in 2000, and concentrating on the repair and overhaul of PW4000 turbine airfoils. SINGAPORE

Hong Kong Aero Engine Services Ltd – equity stake acquired from partners Rolls-Royce and Hong Kong Aircraft Engineering Company in 2000, specialising in Rolls-Royce Trent and RB211-series engine repair and overhaul. HONGKONG



corporate governance

The SIA Engineering Company Board will continue to uphold the highest standards of corporate governance within the Company and the SIA Engineering Company Group of companies.

Board of Directors

The Board supervises the management of the Company. It meets at least bi-monthly and focuses on strategies and policies, with particular attention paid to major investments and financial performance.

The Board members are:

Chairman Cheong Choong Kong
Deputy Chairman Chew Leng Seng

Maurice de Vaz (appointed on 17 February 2000)
Bey Soo Khiang (appointed on 1 March 2000)
N Varaprasad (appointed on 1 March 2000)
Thio Su Mien (appointed on 1 March 2000)
Wong Ngit Liong (appointed on 1 March 2000)
Wong Nang Jang (appointed on 24 March 2000)

In FY2000/01, 7 of the 8 directors are non-executive directors. 4 of the directors, being N Varaprasad, Thio Su Mien, Wong Ngit Liong and Wong Nang Jang are independent directors.

Decisions of the SIA Engineering Company Board are communicated to a Management Committee which comprises senior management and is chaired by the Chief Executive Officer. The Management Committee meets weekly on operational and policy matters.

Audit Committee

The Audit Committee, comprising 4 members, 3 of whom (including the Chairman) are independent non-executive directors, was formed on 22 March 2000. The members of the Audit Committee as at 31 March 2001 are:

Chairman Wong Nang Jang
Members Chew Leng Seng
N Varaprasad
Thio Su Mien

The Committee holds quarterly meetings with the internal auditors of the Company, and performs, amongst others, the following functions:

a) reviews the audit plans of the internal auditors and auditors of the Company, as well as the auditors' results of their examination of the Company's internal accounting system controls and the co-operation given by the Company's officers to the external and internal auditors;
b) reviews the financial statements of the Group and the Company and the auditors' report thereon before their submission to the Board of Directors;
c) nominates the external auditors for reappointment; and
d) reviews interested person transactions.

The Committee has full access to and co-operation of the Company's management. The Committee also has full discretion to invite any director or executive officer to attend the meetings, and has been given reasonable resources to enable it to discharge its functions.

Minutes of Audit Committee meetings are circulated to fellow directors by the company secretary.

In the opinion of the directors, the Company complies with the Best Practices Guide of The Singapore Exchange Securities Trading Limited (SGX) on Audit Committees.

Senior Officers' Remuneration Committee

This Committee regularly and systematically reviews the remuneration packages needed to retain and motivate Senior Officers of the highest quality. Senior Officers are those holding the rank of Vice-President or higher. As at 31 March 2001, the Committee comprises:

Chairman Cheong Choong Kong
Members Chew Leng Seng
Maurice de Vaz (up to 30/1/2001)
N Varaprasad (from 30/1/2001)

The members of the Committee do not participate in any decision concerning their own remuneration, and performs, amongst others, the following functions:

a) Compensation and Benefits
   i) decide on the remuneration packages needed to recruit, retain and motivate Senior Officers of the quality required;
   ii) approve annual reviews of the remuneration packages of Senior Officers, taking into consideration the recommendation of the Chief Executive Officer;
   iii) consider the compensation payable to Senior Officers in the event of early termination of their service;
b) Employee Share Option Plan (ESOP)
   i) administer the Company's ESOP in accordance with the Rules of ESOP, requirements of the Singapore Exchange Securities Trading Limited (SGX) and other rules and regulations;
   ii) grant options to staff in accordance with ESOP, and issue shares as may be required on the exercise of the options;
   iii) interpret and make amendments to the ESOP if necessary, provided such changes are in accordance with the ESOP provisions;
c) Executive Recruitment and Selection
   i) ensure that a sufficient number of suitable candidates are recruited and/or promoted to leadership position;
d) Leadership Development and Top Management Succession
   i) monitor the programme of leadership development for the pool of identified talent through courses, job rotation and assignments to equip and prepare them for critical key appointments in future;
e) Management relationship with the subsidiaries and equity partners
   i) ensure that talent is tapped and equitably distributed throughout the subsidiaries and associated companies in the Group; and
   ii) encourage closer working relationship and management exchanges in the subsidiaries and associated Companies in the Group.

Staff Committee

The Staff Committee identifies and develops the career progression of senior executives, from setting policy to ensure recruitment and retention of skilled personnel, approving senior staff postings, to deciding on changes to staff policies and benefits. Formed on 24 October 2000, the Committee comprises:

Chairman Cheong Choong Kong
Members Chew Leng Seng
Bey Soo Khiang

Board Committee

To facilitate day-to-day administration and expedite action on operational matters of the Company, the Board Committee was set up to deputise for the Board in routine operational matters, including opening of bank accounts, granting Powers of Attorney, affixing the Company's seal to documents requiring the Company's seal, and authorising specific officers to sign pertinent documents on behalf of the Company. Formed on 16 May 2000, the Committee comprises:

Members Cheong Choong Kong
Chew Leng Seng
Alternates Thio Su Mien
Maurice de Vaz

The Board Committee does not conduct physical meetings regularly. In practice, resolutions are passed by the Board Committee by circulation in writing. Resolutions approved by the Board Committee are duly notified to fellow directors at the Board Meeting following the circulation.

Securities Transactions

The Company has clear policies on trading of its shares by Board directors and employees which are in conformity with the guidelines of the Singapore Exchange Securities Trading Limited.

Financial Contents

Earnings

The Company's operating profit for the financial year 2000-2001 was $122.4 million, an increase of $25.8 million (+26.7%) from 1999-2000. Revenue increased $88.1 million (+15.7%) to $650.9 million, mainly because of an increase in workload from SIA and higher manhour rates. Expenditure increased at a lower rate of $60.5 million (+12.7%) to $536.2 million, mainly because of lower production overheads arising from productivity improvements and cost saving measures, and lower provision for doubtful debts due to stringent credit control.

The Company's profit before tax (excluding exceptional item) was $127.4 million, an increase of $28.4 million (+28.7%). The Company's profit after tax (excluding exceptional item) was $113.5 million, an increase of $22.9 million (+25.3%).

The Group's operating profit rose by $25.4 million (+26.2%) to $122.2 million. Profit before tax (excluding exceptional item) was $129.2 million, an increase of $14.5 million (+12.6%). Share of profits from associated companies and joint venture companies decreased by $12.8 million from $16.8 million to $4.0 million. This reduced the contribution to profits before tax (excluding exceptional item) to 3.1% from 14.6%. The decrease was mainly due to the poor performance of a major associate company, Eagle Services Asia Pte Ltd (ESA), in the second half of financial year 2000-2001. ESA's performance has improved since January 2001 and ESA expects improved results in the next financial year. Profit attributable to shareholders (excluding exceptional item) was up $12.1 million (+11.7%) to $115.9 million.

The Group's shareholders' funds rose 17.3% to $466.2 million. Return on average shareholders' funds (excluding exceptional item) was 26.8%, a decrease of 1.5 percentage points. Earnings per share (excluding exceptional item) was 11.6 cents, an increase of 11.5% over 1999-2000. Return on turnover (excluding exceptional item) was 17.7%, 0.6 percentage points lower while return on total assets (excluding exceptional item) was 15.8%, a decrease of 1.7 percentage points over last year.

Profit Before and After Tax


$ million
$ million
140
120
100
80
60
40
20
0
96/97
97/98
98/99
99/00
00/01
Group
Company
Provision for taxation

Group Profitability Ratios


Percent
Cents
35
30
25
20
15
10
5
0
96/97
97/98
98/99
99/00
00/01
Return on shareholders' funds (%)
Return on total assets (%))
Return on turnover (%)
Earnings per share (cents)


Revenue By Group & Company
$ million
$ million
900
800
700
600
500
400
300
200
100
0
96/97
97/98
98/99
99/00
00/01
Group
Company


Company Revenue Composition
2000/2001
40.3%
59.7%
1999/2000
40.7%
59.3%

	2000/2001		1999/2000		Change
	$ million	%	$ million	%	%
○ Airframe and component overhaul services	388.6	59.7	333.6	59.3	16.5
○ Line maintenance and technical ground handling	262.3	40.3	229.2	40.7	14.5
	650.9	100.0	562.8	100.0	15.7

Revenue

The Company's revenue totalled $650.9 million, an increase of $88.1 million (+15.7%) over 1999-2000. The Group's revenue increased $87.0 million (+15.3%) to $654.4 million.

The rise in the Company's revenue was the result of:

	$million
Airframe and component overhaul services	+55.0
Line maintenance and technical ground handling	+33.1
	+88.1

Airframe and component overhaul revenue was $55.0 million (+16.5%) higher at $388.6 million due to workload increase. Line maintenance and technical ground handling revenue was $262.3 million, up $33.1 million (+14.5%), boosted by the strong traffic growth at Changi Airport. Airframe and component overhaul revenue and Line maintenance and technical ground handling contributed 59.7% and 40.3% respectively to total revenue of the Company.

Expenditure

The Company's expenditure in the year rose $60.5 million (+12.7%) to $536.2 million. The Group's expenditure was $539.9 million, up $59.8 million (+12.5%).

The increase in the Company's expenditure came from:

	$ million
Staff costs	+39.8
Depreciation	-2.7
Company accommodation	+3.6
Material costs	+25.4
Other operating expenses	-5.6
	+60.5

Staff costs rose to $306.5 million (+14.9%) mainly due to additional staff recruited to cope with the higher work load, coupled with annual increments and the partial restoration of CPF contribution rates. Material costs increased to $159.5 million (+18.9%) in tandem with increased sales. Other operating expenses decreased as a result of the ongoing productivity and process improvement initiatives.

Taxation

The Company's provision for taxation in 2000-2001 was $13.9 million, an increase of $5.5 million (+65.0%) from 1999-2000.

The Group's provision for taxation was $13.4 million, up $2.5 million (+22.9%) from 1999-2000.

Expenditure By Group & Company


$ million
$ million
800
700
600
500
400
300
200
100
0
96/97
97/98
98/99
99/00
00/01
Group
Company

Company Expenditure Composition


2000/2001
3.8%
7.3%
29.7%
57.2%
2.0%
1999/2000
4.9%
7.4%
28.2%
56.1%
3.4%

	2000/2001 $ million	2000/2001 %	1999/2000 $ million	1999/2000 %	Change %
○ Depreciation	20.4	3.8	23.1	4.9	-11.7
○ Company accommodation	39.0	7.3	35.4	7.4	10.2
Material	159.5	29.7	134.1	28.2	18.9
○ Staff costs	306.5	57.2	266.7	56.1	14.9
○ Others	10.8	2.0	16.4	3.4	-34.1
	536.2	100.0	475.7	100.0	12.7


Shareholders' Funds, Total Assets &
Net Tangible Assets Per Share
$ million
cents
800
700
600
500
400
300
200
100
0
90
80
60
50
40
30
20
10
0
96/97
97/98
98/99
99/00
00/01
Shareholders' funds (S$m)
Total assets (S$m)
Net tangible assets per share (cents)


Net Liquid Assets
$ million
$ million
400
350
300
250
200
150
100
50
0
96/97
97/98
98/99
99/00
00/01
Net liquid assets (S$m)

Dividends

An interim dividend of 15.0% or 1.5 cents per share less income tax at 25.5% (amounting to $11.2 million) was paid on 27 November 2000.

A final dividend of 25.0% or 2.5 cents per share less income tax at 24.5% (amounting to $18.9 million) is proposed for financial year 2000-2001.

Financial Position

At 31 March 2001, the shareholders' funds of the Group was $466.2 million, an increase of $68.6 million (+17.3%) from a year ago.

The net tangible assets per share of the Group rose 6.8 cents (+17.1%) to 46.6 cents at 31 March 2001.

The Group's total assets stood at $731.7 million on 31 March 2001, up $137.5 million (+23.1%) due mainly to increases in short-term deposits placed with external financial institutions through our immediate holding company and additional investments in associated and joint venture companies.

The net liquid assets of the Group increased $40.1 million (+27.2%) to $187.6 million at 31 March 2001.

Capital Expenditure and Cash Flow

In 2000-2001, the Group's capital expenditure of $20.2 million was $1.7 million (+9.4%) more than in the preceding year. The bulk of the capital expenditure was for engineering plant and equipment as well as progressive payments for construction of the third hangar and project implementation of an enterprise resource planning system.

Internally generated cash flow amounted to $138.4 million, an increase of $32.4 million (+30.5%) compared to last year. The self financing ratio of cash flow to capital expenditure was up from 5.74: 1 to 6.85: 1 in 2000-2001.

Capital Expenditure & Internally Generated Cashflow


$ million
ratio
140
120
100
80
60
40
20
0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
96/97 97/98 98/99 99/00 00/01
Capital expenditure (S$m)
Internally generated cashflow (S$m)
Self financing ratio

Statement of Value Added and its Distribution

(in $ million)

	2000-2001	1999-2000
Total revenue	654.4	567.4
Less: Purchase of goods and services	(211.6)	(188.9)
Value added by the Group	442.8	378.5
Add: Gain on sale of long-term investment	3.0	–
Net interest income	7.7	9.5
Surplus on sale of fixed assets	0.1	1.2
Share of profits of associated/ joint venture companies	4.4	14.3
Total value added available for distribution	458.0	403.5
Applied as follows:		
To employees		
- Salaries and other staff costs	307.6	267.8
To government		
- Corporation taxes	13.8	8.4
To suppliers of capital		
- Dividends	30.1	22.9
- Minority interest	(0.1)	–
Retained for future capital requirements		
- Depreciation	20.8	23.5
- Retained profit	85.8	80.9
Total value added	458.0	403.5

Value added is a measure of wealth created. The statement above shows the Group's value added (excluding the exceptional gain and the distribution of special dividend) from 1999-2000 to 2000-2001 and its distribution by way of payments to employees, government, and to those who have provided capital. It also indicates the portion retained in the business for future capital requirements.

Value Added For The Group


$ million
$ million
500
450
400
350
300
250
200
150
100
50
0
96/97 97/98 98/99 99/00 00/01
Government
Suppliers of capital
Retained in the business
Employee


Group Staff Strength & Productivity
$ million
number
200
180
160
140
120
100
80
60
40
20
0
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
96/97
97/98
98/99
99/00
00/01
Revenue per employee ($)
Value added per employee ($)
Staff strength


Company Staff Strength & Productivity
$ million
number
200
180
160
140
120
100
80
60
40
20
0
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
96/97
97/98
98/99
99/00
00/01
Revenue per employee ($)
Value added per employee ($)
Staff strength

Value Added

The total value added of the Group was $458.0 million, an increase of $54.5 million (+13.5%) from 1999-2000.

Of the total value added of $458.0 million, $307.6 million (67.1%) goes to salaries and other staff costs. Corporate taxes account for $13.8 million (3.0%), while dividend to shareholders was $30.1 million (6.6%). The remaining $106.6 million (23.3%) will be retained for future capital requirements.

Staff Strength and Productivity

In 2000-2001, the Company's average staff strength was 3,993 employees, an increase of 141 (+3.7%) over the previous year.

The Company's staff productivity, measured by the average of changes in revenue earned, and value added per employee, increased 12.2% over 1999-2000:

	2000-2001	1999-2000	% Change
Revenue per employee ($)	163,014	146,113	+11.6
Value added per employee ($)	113,783	100,946	+12.7
Average productivity increase			+12.2

The Group's staff strength increased 137 (+3.5%) to 4,037.

Group revenue per employee increased 11.4% to $162,095, and value added improved 9.6% to $113,459.

The directors have pleasure in presenting their report together with the audited financial statements of the Group and of the Company for the financial year ended 31 March 2001.

1. **Results for the Financial Year (in thousands of S$)**

	The Group 2000-2001	The Company 2000-2001
Profit after taxation	115,786	113,506
Minority interest	139	–
Profit attributable to shareholders	115,925	113,506

In the opinion of the directors, the results of the operations of the Group and of the Company during the financial year have not been affected by any item, transaction or event of a material and unusual nature, other than as disclosed in the financial statements and the notes thereto.

2. **Transfers to/from Reserves and Provisions**

There were no other material transfers to or from reserves or provisions during the financial year save as disclosed in the financial statements.

3. **Dividends**

An interim dividend of 1.5 cents per $0.10 ordinary share, less income tax at 25.5%, amounting to $11,175,000, was paid on 27 November 2000. The directors propose a final dividend of 2.5 cents per $0.10 ordinary share, amounting to $18,875,000, less income tax at 24.5% be paid out of profits for the current financial year.

4. **Principal Activities**

The principal activities of the Company are the maintenance, repair and overhaul of aircraft, the provision of engine and component overhaul, the provision of line maintenance and technical ground handling services, and investment holding. The principal activities of the subsidiary companies include the manufacturing of aircraft cabin equipment, refurbishment of aircraft galleys and investment holdings. There have been no significant changes in the nature of these activities during the financial year.

5. **Directors of the Company**

(a) The names of the directors in office at the date of this report are:

Cheong Choong Kong - Chairman
Chew Leng Seng - Deputy Chairman
Bey Soo Khiang
N Varaprasad
Wong Ngit Liong
Thio Su Mien
Maurice de Vaz
Wong Nang Jang

5. Directors of the Company (Continued)

(b) The following directors who held office at the end of the financial year have, according to the register required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in the ordinary shares and share options of the Company, and in the shares, debentures and rights of the Company's immediate holding company and the subsidiary companies of the Company's immediate and ultimate holding company:

Name of Director	Direct interest		Deemed interest	
	1.4.2000	31.3.2001	1.4.2000	31.3.2001
Interest in Singapore Airlines Limited				
(Ordinary shares of $1.00 each)				
Cheong Choong Kong	480,800	480,800	24,000	24,000
Chew Leng Seng	173,000	173,000	–	–
N Varaprasad	2,000	2,000	–	–
Maurice de Vaz	185,000	185,000	44,000	44,000
Options to subscribe for ordinary shares of $1.00 each				
Cheong Choong Kong	240,000	480,000	–	–
Chew Leng Seng	110,000	110,000	–	–
Maurice de Vaz	57,750	134,750	–	–
Interest in SIA Engineering Company Limited				
(Ordinary shares of $0.10 each)				
Cheong Choong Kong	–	58,000	–	3,000
Chew Leng Seng	–	18,000	–	–
Bey Soo Khiang	–	13,000	–	–
N Varaprasad	–	10,000	–	–
Wong Ngit Liong	–	13,000	–	–
Thio Su Mien	–	13,000	–	–
Maurice de Vaz	–	13,000	–	–
Wong Nang Jang	–	13,000	–	17,000
Options to subscribe for ordinary shares of $0.10 each				
Chew Leng Seng	–	380,000	–	–
Interest in Singapore Airport Terminal Services Limited				
(Ordinary shares of $0.10 each)				
Cheong Choong Kong	–	56,000	–	3,000
Bey Soo Khiang	–	–	–	1,000

5. Directors of the Company (Continued)

Name of Director	Direct interest		Deemed interest	
	1.4.2000	31.3.2001	1.4.2000	31.3.2001
Interest in Singapore Telecommunications Limited (Ordinary shares of $0.15 each)				
Cheong Choong Kong	1,640	1,690	1,640	1,690
Chew Leng Seng	1,640	1,690	1,640	1,690
Bey Soo Khiang	1,440	1,490	1,440	1,490
N Varaprasad	1,280	–	1,640	1,690
Wong Ngit Liong	1,440	1,490	–	850
Thio Su Mien	1,440	1,490	1,440	1,490
Maurice de Vaz	1,640	1,690	2,640	2,690
Wong Nang Jang	1,640	1,690	1,640	1,690
Interest in Singapore Computer Systems Limited (Ordinary shares of $0.25 each)				
Maurice de Vaz	–	–	5,000	–
Interest in Singapore Food Industries Ltd (Ordinary shares of $0.05 each)				
Wong Ngit Liong	60,000	60,000	–	–
Maurice de Vaz	–	–	20,000	20,000
Interest in SMRT Corporation Ltd (Ordinary shares of $0.10 each)				
Bey Soo Khiang	–	3,000	–	3,000
N Varaprasad	–	4,000	–	–
Interest in CapitaLand Limited (Ordinary shares of $1.00 each)				
N Varaprasad	3,000	3,000	–	–
Maurice de Vaz	–	2,750	–	10,250
Interest in Raffles Holdings Limited (Ordinary shares of $0.50 each)				
N Varaprasad	2,000	2,000	–	–
Maurice de Vaz	–	16,000	–	–

5. **Directors of the Company (Continued)**

Name of Director	Direct interest		Deemed interest	
	1.4.2000	31.3.2001	1.4.2000	31.3.2001
Interest in Chartered Semiconductor Manufacturing Ltd				
(Ordinary shares of $1.00 each)				
N Varaprasad	–	4,000	–	–
Wong Ngit Liong	–	135,000	–	–
Interest in ST Assembly Test Services Ltd				
(Ordinary shares of $0.25 each)				
N Varaprasad	–	2,000	–	–

Neither at the end of the financial year, nor at any time during that year, did there subsist any arrangements to which the Company is a party, whereby directors might acquire benefits by means of the acquisition of shares and share options in, or debentures of, the Company or any other body corporate, other than pursuant to the SIA Engineering Company Limited Employee Share Option Plan.

(c) There was no change in any of the above-mentioned interests between the balance sheet date and 21 April 2001.

(d) No directors who held office at the end of the financial year had an interest in shares or debentures of the Company's ultimate holding company or any of the subsidiary companies of the Company's holding companies other than those disclosed in paragraph 5(b) above.

(e) Neither at the end of the financial year, nor at any time during that year, did there subsist any arrangements to which the Company is a party, whereby directors might acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate other than those disclosed in paragraph 5(b) above.

(f) Since the end of the previous financial year no director has received or has become entitled to receive benefits under contracts required to be disclosed by section 201 (8) of the Companies Act, Cap. 50.

6. Audit Committee

The Audit Committee comprises four members, all of whom are non-executive and three of whom are independent directors. The members of the Audit Committee at the date of this report are:

Wong Nang Jang - Chairman
Chew Leng Seng
Thio Su Mien

The Committee carried out its functions in accordance with Section 201B(5) of the Companies Act, Cap. 50 which included a review of the financial statements of the Group and the Company for the financial year and the auditors' report thereon. The Committee has nominated Ernst & Young, Certified Public Accountants, for re-appointment as the Company's auditors by shareholders for the ensuing financial year.

7. Acquisition/Disposal of Subsidiary Companies

There were no acquisitions or disposals of subsidiary companies by the Company during the financial year.

8. Issue of Shares and Debentures

The Company and its subsidiary companies did not issue any shares and debentures during the financial year.

9. Options on Shares in the Company

The SIA Engineering Company Limited Employee Share Option Plan ("the Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees, was approved by shareholders on 9 February 2000.

Under the Plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the closing prices of the ordinary shares on the SGX-ST for the five market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

(a) one year after the date of grant for 25% of the ordinary shares subject to the options;

(b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;

(c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and

(d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

9. Options on Shares in the Company (Continued)

The Committee administering the Plan comprises the following directors:

Cheong Choong Kong
Chew Leng Seng
Maurice de Vaz (up to 30 January 2001)
N Varaprasad (from 30 January 2001)

No options have been granted to controlling shareholders or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under both the Employee Share Option Scheme and the Senior Executive Share Option Scheme.

During the financial year, in consideration of the payment of $1.00 for each offer accepted, offers of options were granted pursuant to the Employee Share Option Scheme and the Senior Executive Share Option Scheme in respect of 14,246,950 unissued shares of $0.10 each in the Company at an offering price of $1.95 per share.

At the end of the financial year, options to take up 29,339,600 unissued shares of $0.10 each in the Company were outstanding:

	Number of unissued ordinary shares of $0.10 each						
Date of grant	Balance at 1.4.2000/ date of grant	Cancelled	Exercised	Adjustment	Balance at 31.3.2001	Exercise price	Expiry date
28.03.2000	15,337,950	(60,000)	–	(73,900)	15,204,050	2.05	27.03.2010
03.07.2000	14,246,950	(27,200)	–	(84,200)	14,135,550	1.95	02.07.2010
	29,584,900	(87,200)	–	(158,100)	29,339,600		

10. Other Statutory Information

(a) Before the financial statements of the Group and of the Company were made out, the directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing-off of bad debts and the making of provision for doubtful debts and satisfied themselves that all known bad debts had been written-off and that adequate provision had been made for doubtful debts, and

(ii) to ensure that any current assets which were unlikely to realise their book value in the ordinary course of business were written-down to an amount which they might be expected so to realise.

(b) At the date of this report, the directors are not aware of any circumstances which would render:

(i) the amount written-off for bad debts or the amount of the provision for doubtful debts inadequate to any substantial extent, and

(ii) the values attributed to current assets misleading.

10. Other Statutory Information (Continued)

(c) At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in the report or financial statements which would render any amount stated in the financial statements of the Group and of the Company misleading.

(d) As at the date of this report:

(i) there are no charges on the assets of the Group and of the Company which have arisen since the end of the financial year to secure the liabilities of any other person; and

(ii) there are no material contingent liabilities which have arisen since the end of the financial year.

(e) No contingent liability or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may affect the ability of the Company or its subsidiaries to meet their obligations as and when they fall due.

(f) In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this report is made.

11. Auditors

The auditors, Ernst & Young, Certified Public Accountants, have expressed their willingness to accept re-appointment.

On behalf of the Board,

CHEONG CHOONG KONG
Chairman

CHEW LENG SENG
Deputy Chairman

Dated this 15th day of May 2001

statement by the directors pursuant to section 201(15)

We, Cheong Choong Kong and Chew Leng Seng, being two of the directors of SIA Engineering Company Limited, do hereby state that, in the opinion of the directors:

(a) the accompanying financial statements set out on pages 51 to 74 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2001, the results, the changes in equity of the Group and of the Company and the cash flow of the Group for the financial year then ended;

(b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board,

CHEONG CHOONG KONG	CHEW LENG SENG
Chairman	Deputy Chairman

Dated this 15th day of May 2001

Auditor's Report to the Members of SIA Engineering Company Limited

We have audited the financial statements and consolidated financial statements of SIA Engineering Company Limited and its subsidiary companies set out on pages 51 to 74. These financial statements comprise the balance sheets of the Group and the Company as at 31 March 2001, and the profit and loss accounts, the statements of changes in equity of the Group and the Company and cash flow of the Group for the financial year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements and consolidated financial statements are properly drawn in accordance with the provisions of the Companies Act, Cap. 50 ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

   (i) the state of affairs of the Group and of the Company as at 31 March 2001, the results, the changes in equity of the Group and of the Company and cash flow of the Group for the financial year then ended; and

   (ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements and consolidated financial statements;

(b) the accounting and other records, and the registers required by the Act to be kept by the Company and by those subsidiary companies incorporated in Singapore of which we are the auditors, have been properly kept in accordance with the provision of the Act.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under section 207(3) of the Act.

ERNST & YOUNG
Certified Public Accountants

Dated this 15th of May 2001
Singapore

profit and loss accounts

(In thousands of S$)

	Notes	The Group 2000-2001	The Group 1999-2000	The Company 2000-2001	The Company 1999-2000
Revenue	4	654,379	567,352	650,916	562,829
Interest income	5	7,745	9,530	7,745	9,520
		662,124	576,882	658,661	572,349
Expenditure					
Staff costs		307,551	267,842	306,531	266,699
Depreciation	15	20,770	23,467	20,429	23,115
Company accommodation		39,090	35,480	38,987	35,368
Material costs		160,456	135,623	159,511	134,108
Other operating expenses		12,026	17,721	10,738	16,388
		539,893	480,133	536,196	475,678
Operating Profit	6	122,231	96,749	122,465	96,671
Interest on borrowings		(52)	(59)	–	–
Surplus on sale of fixed assets		63	1,231	63	2,359
Dividend from associated companies		–	–	1,884	–
Gain on sale of long-term investment	7	2,964	–	2,964	–
Share of profits of joint venture companies		738	217	–	–
Share of profits of associated companies		3,327	16,622	–	–
Profit Before Exceptional Items		129,271	114,760	127,376	99,030
Exceptional items	8	–	202,574	–	202,574
Profit Before Taxation		129,271	317,334	127,376	301,604
Provision for taxation	9	13,485	10,930	13,870	8,404
Profit After Taxation		115,786	306,404	113,506	293,200
Minority interest		139	(11)	–	–
Profit Attributable To Shareholders For The Financial Year		115,925	306,393	113,506	293,200
Basic Earning Per Share (cents)	10	11.6	30.6		
Diluted Earning Per Share (cents)	10	11.6	30.6		

The accounting policies and explanatory notes on pages 55 to 74 form an integral part of the financial statements.

balance sheets

As at 31 March 2001

(In thousands of S$)

	Notes	The Group 2001	The Group 2000	The Company 2001	The Company 2000
Share Capital					
Authorised	12	300,000	300,000	300,000	300,000
Issued and fully paid	12	100,000	100,000	100,000	100,000
Reserves					
General reserve		357,969	294,300	358,423	274,967
Foreign currency translation reserve		8,314	3,285	580	–
Distributable reserves		366,283	297,585	359,003	274,967
Shareholders' Equity		466,283	397,585	459,003	374,967
Minority Interest		2,275	2,414	–	–
Deferred Taxation	13	5,284	1,918	5,284	1,918
Bank Loans	14	–	1,350	–	–
		473,842	403,267	464,287	376,885
Represented by:					
Fixed Assets	15	164,557	165,150	160,497	160,818
Subsidiary Companies	16	–	–	4,533	4,518
Associated Companies	17	167,787	137,413	156,638	110,386
Joint Venture Companies	18	35,034	15,021	36,847	17,527
Long-Term Investments	19	29,211	29,916	29,211	29,916
Current Assets					
Trade and other debtors	20	54,751	25,185	54,451	25,128
Immediate holding company	21	63,948	40,011	63,777	39,549
Related companies	22	12,255	11,593	12,187	11,722
Stocks	23	7,670	7,129	6,883	6,316
Work-in-progress		7,904	9,949	7,689	9,459
Short-term deposits	24	178,485	132,219	178,485	132,219
Cash and bank balances		10,178	20,646	9,503	19,910
		335,191	246,732	332,975	244,303
Less:					
Current Liabilities					
Bank overdrafts-unsecured		–	4,052	–	4,052
Trade and other creditors	25	220,240	170,927	219,816	170,545
Bank loans – current portion	14	1,100	–	–	–
Provision for taxation		17,723	15,986	17,723	15,986
Proposed final dividend, less tax	11	18,875	–	18,875	–
		257,938	190,965	256,414	190,583
Net Current Assets		77,253	55,767	76,561	53,720
		473,842	403,267	464,287	376,885

The accounting policies and explanatory notes on pages 55 to 74 form an integral part of the financial statements.

statement of changes in shareholders' equity

For the financial year ended 31 March 2001

(In thousands of S$)

	Share Capital	Share premium	General reserve	Foreign currency translation reserve	Total
The Group					
Balance at 31 March 1999	50,364	1,472	280,632	3,182	335,650
Bonus issue	100,000	–	(100,000)	–	–
Cancellation of share capital	(50,364)	(1,472)	–	–	(51,836)
Foreign currency translation differences	–	–	–	103	103
Profit attributable to shareholders for the financial year	–	–	306,393	–	306,393
Dividends (Note 11)	–	–	(192,725)	–	(192,725)
Balance at 31 March 2000	100,000	–	294,300	3,285	397,585
Foreign currency translation differences	–	–	–	5,029	5,029
Goodwill written-off to reserve	–	–	(22,206)	–	(22,206)
Profit attributable to shareholders for the financial year	–	–	115,925	–	115,925
Dividends (Note 11)	–	–	(30,050)	–	(30,050)
Balance at 31 March 2001	100,000	–	357,969	8,314	466,283
The Company					
Balance at 31 March 1999	50,364	1,472	274,492	–	326,328
Bonus issue	100,000	–	(100,000)	–	–
Cancellation of share capital	(50,364)	(1,472)	–	–	(51,836)
Profit attributable to shareholders for the financial year	–	–	293,200	–	293,200
Dividends (Note 11)	–	–	(192,725)	–	(192,725)
Balance at 31 March 2000	100,000	–	274,967	–	374,967
Foreign currency translation differences	–	–	–	580	580
Profit attributable to shareholders for the financial year	–	–	113,506	–	113,506
Dividends (Note 11)	–	–	(30,050)	–	(30,050)
Balance at 31 March 2001	100,000	–	358,423	580	459,003

The accounting policies and explanatory notes on pages 55 to 74 form an integral part of the financial statements.

cash flow statements

(In thousands of S$)

	Notes	The Group 2000-2001	1999-2000
Net cash provided by operating activities	26	135,528	102,016
Cash flow from investing activities			
Additions to fixed assets		(20,185)	(18,451)
Proceeds from sale of fixed assets		71	3,264
Investments in associated companies		(45,768)	–
Dividends from associated companies		1,770	–
Loan to associated companies		–	(4,809)
Investments in joint venture companies		(19,320)	(5,560)
Additions to long-term investments		(37)	(14,570)
Loans to investee companies		(784)	(8,885)
Net cash used in investing activities		(84,253)	(49,011)
Cash flow from financing activities			
Repayment of share capital and share premium upon cancellation of issued shares		–	(51,836)
Repayment of long-term borrowings		(250)	(150)
Dividends paid		(11,175)	(223,211)
Net cash used in financing activities		(11,425)	(275,197)
Net cash inflow/(outflow)		39,850	(222,192)
Cash and cash equivalents at beginning of financial year		148,813	371,005
Cash and cash equivalents at end of financial year		188,663	148,813
Analysis of cash and cash equivalents			
Short-term deposits		178,485	132,219
Cash and bank balances		10,178	20,646
Bank overdrafts – unsecured		–	(4,052)
		188,663	148,813

The accounting policies and explanatory notes on pages 55 to 74 form an integral part of the financial statements.

1. General

The Company is a limited liability company incorporated in the Republic of Singapore. Its immediate holding company is Singapore Airlines Limited, and its ultimate holding company is Temasek Holdings (Private) Limited. Both are incorporated in Singapore. Related companies in these financial statements refers to members of the Singapore Airlines Limited group of companies.

The registered office of the Company is at SIA Engineering Company Hangar, 31 Airline Road, Singapore 819831.

The principal activities of the Company are the maintenance, repair and overhaul of aircraft, the provision of engine and component overhaul, the provision of line maintenance and technical ground handling services, and investment holding. The principal activities of the subsidiary companies include the manufacturing of aircraft cabin equipment, refurbishment of aircraft galleys and investment holding. There have been no significant changes in the nature of these activities during the financial year.

The Group and the Company had an average of 4,037 and 3,993 (2000: 3,900 and 3,852) employees respectively during the financial year ended.

2. Accounting Policies

The main accounting policies of the Group, which have been consistently applied except where indicated otherwise, are described in the following paragraphs:

(a) Basis of accounting

The financial statements of the Group and of the Company, which are expressed in Singapore dollars, are prepared under the historical cost convention and in accordance with Singapore Statements of Accounting Standard and applicable requirements of the Companies Act, Cap 50.

(b) Consolidation

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiary companies for the financial year ended 31 March.

The Group's share of the consolidated results of associated companies for the financial year or period is included in the consolidated profit and loss account and the Group's share of the post-acquisition reserves is added to the value of investments in associated companies shown in the consolidated balance sheet. These amounts are taken from the latest audited financial statements of the associated companies concerned, adjusted as appropriate to the end of the financial year or period.

The Group's share of the consolidated results of the joint venture companies is included in the consolidated financial statements using the equity method on the same basis as associated companies.

(c) Goodwill

When subsidiary companies or interests in joint venture and associated companies are acquired, any excess of the consideration over the fair value of the net assets as at the date of acquisition is included in goodwill and, depending on circumstances in which the goodwill has arisen, is written-off against group reserves in the financial year in which it arises. Where the consideration is lower than the fair value of the net assets acquired, the difference is credited to group reserves. When determining goodwill, assets and liabilities of the acquired interest are translated using the exchange rate at the date of acquisition if the financial statements of the acquired interest are not denominated in Singapore dollars.

(c) Goodwill (Continued)

In August 2000, the ICPAS issued a revised SAS 22, Business Combinations, which provides guidance concerning the accounting treatment of business combinations. The Company will implement SAS 22 effective 1 April 2001 on a prospective basis. As a result, the Company will modify its accounting policy to capitalise goodwill arising from future business combinations and amortise the amount over its estimated useful life.

(d) Revenue

Revenue from repair and maintenance of aircraft, engine and component overhaul is recognised in accordance with the percentage of completion method. The stage of completion is measured by reference to labour hours incurred to date as a percentage of total estimated hours for each contract.

(e) Income from investments

Dividend income is accrued on the basis of the date dividends are declared payable by the investee company.

Interest income from investments and fixed deposits is accrued on a day-to-day basis.

(f) Training and development costs

Training and development costs which include start-up programme costs are charged to the profit and loss account in the financial year in which they are incurred.

(g) Foreign currencies

Foreign currency transactions are converted at exchange rates closely approximating those ruling on the transaction date. Foreign currency monetary assets and liabilities are converted into Singapore dollars at financial year-end exchange rates. All foreign currency exchange differences arising from conversion are included in the profit and loss account except for those arising on, monetary items that, in substance, form part of the Group's and the Company's net investments in foreign entities. These are taken directly to the foreign currency translation reserve.

For the purposes of consolidation, the net assets of the foreign associated companies are translated into Singapore dollars at the exchange rates at the balance sheet date. The resulting conversion adjustments are included in the foreign currency translation reserve.

(h) Fixed assets

Fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Expenditure for additions, improvements and renewals is capitalised and expenditure for maintenance and repairs is charged to the profit and loss account. When assets are sold or retired, their costs and accumulated depreciation are removed from the financial statements and any gain or loss resulting from their disposal is included in the profit and loss account.

2. Accounting Policies (Continued)

(i) Depreciation of fixed assets

Fixed assets are depreciated on a straight-line basis at rates which are calculated to write-down their cost to their estimated residual values at the end of their useful lives. Useful lives and residual values are reviewed annually in the light of experience and changing circumstances.

Leasehold land and buildings

Leasehold land and buildings are amortised over the lease period or 30 years whichever is the shorter.

Plant, equipment and tooling

These are depreciated over 3 to 7 years, with the exception of test cell which is depreciated over 15 years.

During the financial year, the Company reviewed and revised the estimated useful life of its test cell, included under plant, equipment and tooling, from 7 years to 15 years with effect from 1 April 2000. This change in accounting estimate has an effect of reducing the depreciation charge for the current financial year by approximately $2,534,000.

Other fixed assets

This covers engine overhaul tooling, office furniture and equipment, and motor vehicles. These are depreciated over 1 to 7 years.

Fully-depreciated assets are retained in the financial statements until they are no longer in use. No depreciation is charged after assets are depreciated to their residual value.

(j) *Subsidiary, joint venture and associated companies*

Investments in subsidiary, associated and joint venture companies are stated at cost. Provision is made for any permanent diminution in value.

A subsidiary company is defined as a company, not being an associated company or joint venture company, in which the Group has a long-term interest of more than 50% in the equity and in whose financial and operating policy decisions the Group exercises control. A list of the Group's subsidiary companies is shown in note 16 to the financial statements.

An associated company is defined as a company, not being a subsidiary or a joint venture company, in which the Group has a long-term interest of not less than 20% or more than 50% in the equity and in whose financial and operating policy decisions the Group exercises significant influence. A list of the Group's associated companies is shown in note 17 to the financial statements.

A joint venture company is defined as a company, not being a subsidiary company, in which the Group has a share in the control of the Company's financial and operating affairs. A list of the Group's joint venture companies is shown in note 18 to the financial statements.

(k) Long-term investments

These are stated at cost and provisions are made for any diminution in value which is considered to be permanent.

2. Accounting Policies (Continued)

(l) Bad and doubtful debts

Specific provision for doubtful debts is made when management has evidence that the realisation of the outstanding amount is unlikely.

(m) Stocks

Stocks are stated at the lower of cost and net realisable value. Cost is determined on the first-in-first-out basis.

(n) Work-in-progress

Work-in-progress is stated at cost plus a proportion of estimated profit earned to-date, based upon the degree of completion of the projects.

(o) Warranty claims

Provision for warranty claims is made for engine overhaul and repair and maintenance of aircraft (excluding line maintenance).

(p) Deferred taxation

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences and are measured at the tax rates that are expected to apply to the period when the liability is settled, based on tax rates that have been enacted or subsequently enacted at the balance date. Deferred tax benefits are not recognised unless there is reasonable expectation of their realisation.

(q) Cash and cash equivalents

Cash and cash equivalents include cash and bank balances and time and short-term deposits, less bank overdrafts.

3. Segment Reporting

The Company and its subsidiary companies operate in Singapore in one business segment, that of maintenance, repair and overhaul of aircraft and aircraft engines.

4. Revenue

(In thousands of S$)

Revenue comprised:

	The Group		The Company	
	2000-2001	1999-2000	2000-2001	1999-2000
Airframe and component overhaul services	392,055	338,192	388,592	333,669
Line maintenance and technical ground handling	262,324	229,160	262,324	229,160
	654,379	567,352	650,916	562,829

(in thousands of S$)

5. Interest Income

Interest income comprised:

	The Group		The Company	
	2000-2001	1999-2000	2000-2001	1999-2000
Deposits placed with immediate holding company	4,627	7,124	4,627	7,124
Current account	1,467	1,420	1,467	1,420
Loans to subsidiary and associated companies	680	497	680	487
Loans to long-term investees	489	–	489	–
Staff loans	368	396	368	396
Time deposits	114	93	114	93
	7,745	9,530	7,745	9,520

6. Operating Profit

The operating profit for the financial year is derived after charging/(crediting):

	The Group		The Company	
	2000-2001	1999-2000	2000-2001	1999-2000
Auditors' remuneration				
- Audit fees	92	74	80	60
- Non-audit fees	133	169	133	169
Bad debts (recovered)/written-off	(7,019)	1,822	(7,019)	1,822
Depreciation of fixed assets	20,770	23,467	20,429	23,115
Directors' emoluments	1,241	498	1,120	384
Exchange (gains)/losses, net	(4,617)	903	(4,622)	797
Provision for/(write-back of) obsolete stock, net	783	(522)	833	(552)
Write-back of provision for doubtful debts, net	(23,377)	(9,202)	(23,377)	(9,202)

7. Gain on Sale of Long-Term Investment

The gain on sale of long-term investment relates to the sale of a 4.09% shareholding interest being part of the Company's 9.09% stake in Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) to Hong Kong Aircraft Engineering Company Limited (HAECO) for US$3,350,000.

8. Exceptional Items

The exceptional items recognised in the previous financial year pertained to a gain on the divestment of 51% of the Company's interest in Eagle Services Asia Private Limited.

(In thousands of S$)

9. Provision for Taxation

Taxation has been provided/(written-back) in respect of:

	The Group		The Company	
	2000-2001	1999-2000	2000-2001	1999-2000
Current tax	10,504	8,747	10,504	8,747
Deferred tax	3,366	(343)	3,366	(343)
Associated and joint venture companies	(385)	2,526	–	–
	13,485	10,930	13,870	8,404

The Company has been granted expansion incentive under the Economic Expansion Incentives (Relief from Income Tax Act) till May 2004, subject to the Company complying with the conditions imposed by the law. Profits from qualifying activities in excess of a pre-determined base profit will be tax-exempt during the expansion period.

The taxation charge for the financial year is lower than the amount determined by applying the Singapore income tax rate of 24.5% (2000: 25.5%) to the pre-tax profit due primarily to the tax savings from the expansion incentive scheme mentioned above.

10. Earnings per Share

	The Group	
	2000-2001	1999-2000
Profit attributable to shareholders	115,925	306,393

	The Group 31 March	
	2001	2000
Weighted average number of ordinary shares in issue used for computing basic earnings per share	1,000,000,000	1,000,000,000
Weighted average number of ordinary shares in issue used for computing diluted earnings per share	1,000,000,000	1,000,000,000
Basic earnings per share (cents)	11.6	30.6
Diluted earnings per share (cents)	11.6	30.6

Basic earnings per share are calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect on the exercise of all outstanding share options granted to employees. This dilutive effect is computed based on the difference between the number of shares under option and the number of shares that could have been issued at fair values. There is no dilutive effect upon the weighted average number of ordinary shares during the financial year.

(In thousands of S$)

11. Dividends

	The Group		The Company	
	2000-2001	1999-2000	2000-2001	1999-2000
Interim dividend of 1.5 cents (2000: 61.4 cents) per $0.10 (2000: $1.00) ordinary share less tax at 25.5% (2000: 26.0%)	11,175	22,865	11,175	22,865
Special dividend of nil cents (2000: 228.0 cents) per $0.10 ordinary share less tax at 24.5% (2000: 25.5%)	–	169,860	–	169,860
Proposed final dividend of 2.5 cents (2000: nil) per $0.10 ordinary share less tax at 24.5% (2000: 25.5%)	18,875	–	18,875	–
	30,050	192,725	30,050	192,725

12. Share Capital

	The Group and Company 31 March	
	2001	2000
Authorised:		
Balance at beginning of financial year 3,000,000,000 ordinary shares of $0.10 each (2000: 300,000,000 ordinary shares of $1.00 each)	300,000	300,000
Nil (2000: Subdivision of 300,000,000 ordinary shares of $1.00 each into 3,000,000,000 ordinary shares of $0.10 each)	–	–
Balance at end of the financial year 3,000,000,000 ordinary shares of $0.10 each	300,000	300,000
Issued and fully paid:		
Balance at beginning of financial year 1,000,000,000 ordinary shares of $0.10 each (2000: 50,364,286 ordinary shares of $1.00 each)	100,000	50,364
Nil (2000: Bonus issue of 100,000,000 new ordinary shares of $1.00 each capitalised from revenue reserves)	–	100,000
Nil (2000: Cancellation of 50,364,286 ordinary shares of $1.00 each)	–	(50,364)
Nil (2000: Subdivision of 100,000,000 ordinary shares of $1.00 each into 1,000,000,000 ordinary shares of $0.10 each)	–	–
Balance at end of the financial year 1,000,000,000 ordinary shares of $0.10 each	100,000	100,000

(In thousands of S$)

12. Share Capital (Continued)

During the financial year, in consideration of the payment of $1.00 for each offer accepted, offers of options were granted pursuant to the Employee Share Option Scheme and the Senior Executive Share Option Scheme in respect of 14,246,950 unissued shares of $0.10 each in the Company at an offering price of $1.95 per share.

At the end of the financial year, share options granted to employees under the SIA Engineering Company Limited Employee Share Option Plan to take up 29,339,600 unissued shares of $0.10 each in the Company were outstanding as follows:

	Number of unissued ordinary shares of $0.10 each						
Date of grant	Balance at 1.4.2000/ date of grant	Cancelled	Exercised	Adjustment	Balance at 31.3.2001	Exercise price	Expiry date
28.03.2000	15,337,950	(60,000)	–	(73,900)	15,204,050	2.05	27.03.2010
03.07.2000	14,246,950	(27,200)	–	(84,200)	14,135,550	1.95	02.07.2010
	29,584,900	(87,200)	–	(158,100)	29,339,600		

13. Deferred Taxation

	The Group 31 March		The Company 31 March	
	2001	2000	2001	2000
Balance at 1 April	1,918	2,261	1,918	2,261
Provided/(reversed) during the financial year	3,366	(343)	3,366	(343)
Balance at 31 March	5,284	1,918	5,284	1,918

The deferred taxation arises as a result of:

	The Group 2001	The Group 2000	The Company 2001	The Company 2000
Excess of net book value over tax written-down value of fixed assets	9,267	9,384	9,267	9,384
Accrued expenses currently not tax deductible	(3,983)	(7,466)	(3,983)	(7,466)
	5,284	1,918	5,284	1,918

14. Bank Loans

	The Group 31 March	
	2001	2000
Revolving credit facility	1,100	1,350
Repayable within twelve months	(1,100)	–
	–	1,350

The revolving credit facility taken up by Singapore Jamco Pte Ltd is unsecured, repayable by 31 March 2002 and bears interest between 3.3% and 3.9% (2000: 3.9% and 4.1%) per annum.

(In thousands of S$)

15. Fixed Assets

	Balance at 1 April 2000	Additions	Disposals/ Transfers	Balance at 31 March 2001
Group				
Cost				
Leasehold land and buildings	121,380	(80)	(1)	121,299
Plant, equipment and tooling	144,944	5,205	(144)	150,005
Engine overhaul tooling	4,807	1,623	3	6,433
Office furniture and equipment	16,339	2,025	252	18,616
Motor vehicles	4,908	684	(101)	5,491
	292,378	9,457	9	301,844
Advance and progress payments	1,829	10,728	(768)	11,789
	294,207	20,185	(759)	313,633
Accumulated depreciation				
Leasehold land and buildings	22,096	4,074	–	26,170
Plant, equipment and tooling	89,414	12,713	(502)	101,625
Engine overhaul tooling	2,239	932	–	3,171
Office furniture and equipment	12,187	2,491	(96)	14,582
Motor vehicles	3,121	560	(153)	3,528
	129,057	20,770	(751)	149,076
Net book value	165,150			164,557
Company				
Cost				
Leasehold land and buildings	116,434	(83)	–	116,351
Plant, equipment and tooling	142,736	5,182	(108)	147,810
Engine overhaul tooling	4,807	1,623	3	6,433
Office furniture and equipment	16,058	1,982	276	18,316
Motor vehicles	4,709	684	(101)	5,292
	284,744	9,388	70	294,202
Advance and progress payments	1,829	10,728	(768)	11,789
	286,573	20,116	(698)	305,991
Accumulated depreciation				
Leasehold land and buildings	21,179	3,902	–	25,081
Plant, equipment and tooling	87,393	12,604	(466)	99,531
Engine overhaul tooling	2,239	932	–	3,171
Office furniture and equipment	11,970	2,443	(71)	14,342
Motor vehicles	2,974	548	(153)	3,369
	125,755	20,429	(690)	145,494
Net book value	160,818			160,497

(In thousands of S$)

15. Fixed Assets (continued)

	The Group		The Company	
	2000-2001	1999-2000	2000-2001	1999-2000
Depreciation charge for the financial year:				
Leasehold land and buildings	4,074	3,987	3,902	3,819
Plant, equipment and tooling	12,713	15,293	12,604	15,168
Engine overhaul tooling	932	704	932	704
Office furniture and equipment	2,491	2,911	2,443	2,862
Motor vehicles	560	572	548	562
	20,770	23,467	20,429	23,115

Details of leasehold land and buildings are as follows:

Description		Land Area/ Gross Floor Area	Title
(i)	Hangar 2 at 31 Airline Road, Singapore	13,759 sqm/44,510 sqm	48 years commencing 9 January 1992
(ii)	Engine Overhaul Facility at 30 Loyang Ave, Singapore	11,601sqm/4,242 sqm	41 years commencing 8 May 1997
(iii)	Factory at 8 Loyang Lane, Singapore	6,962 sqm/3,616 sqm	30 years commencing 16 November 1994

16. Subsidiary Companies

	The Company 31 March	
	2001	2000
Unquoted shares, at cost1	4,317	4,317
Term-loan to a subsidiary company	216	201
	4,533	4,518

The term-loan to a subsidiary company, SIAEC Services Pte Ltd, is unsecured and bears interest between 5.5% and 7.0% (2000: 5.6% and 6.7%) per annum. The term loan principal of US$180,000 was drawn down on 8 September 1999, and is repayable in 3 equal instalments. The first principal repayment was made in March 2000, the balance of 2 instalments are repayable in March 2002 and December 2002. The loan forms part of the Company's loan to its associated company, Eagle Services Asia Private Limited (see Note 17).

(in thousands of S$)

16. Subsidiary Companies (Continued)

Details of the subsidiary companies at 31 March 2001 are as follows:

Name of company (Country of incorporation and business)	Principal activities	Cost		Percentage of equity held by the Company	
		2001	2000	2001	2000
Singapore Jamco Private Limited * (Singapore)	Manufacturing aircraft cabin equipment and refurbishment of aircraft galleys	2,856	2,856	51.0	51.0
SIAEC Services Pte Ltd * (Singapore)	Investment holding	1,461	1,461	100.0	100.0
		4,317	4,317		

*Audited by Ernst & Young, Singapore

17. Associated Companies

	The Group 31 March		The Company 31 March	
	2001	*2000*	*2001*	*2000*
Unquoted shares, at cost	152,905	107,137	151,445	105,676
Share of post-acquisition profits	24,892	23,021	–	–
Goodwill written-off	(23,045)	(839)	–	–
Translation adjustment	7,734	3,285	–	–
Term-loan due from an associated company	10,601	9,861	10,385	19,659
Less: Current portion of term-loan (note 22)	(5,300)	(5,052)	(5,192)	(4,949)
	167,787	137,413	156,638	110,386

The term-loan due from an associated company, Eagle Services Asia Private Limited, is unsecured and bears interest at between 5.5% and 7.0% (2000: 5.6% and 6.7%) per annum. The term-loan principal totalling US$8,820,000 was provided in two parts, US$8,640,000 by the Company and US$180,000 by SIAEC Services Pte Ltd, on 8 September 1999 and is repayable in 3 equal instalments. The first repayment was made in March 2000, the balance of 2 instalments are repayable in March 2002 and December 2002.

(In thousands of S$)

17. Associated Companies (Continued)

Details of the associated companies at 31 March 2001 are as follows:

Name of company (Country of incorporation and business)	Principal activities	Cost		Percentage of equity held by the Group	
		2001	2000	2001	2000
Asian Compressor Technology Services Co Limited (The Republic of China)	Research and development, manufacture and repair of aircraft engines and compressors	4,104	4,104	24.5	24.5
Asian Surface Technologies Pte Ltd (Singapore)	Repair of aircraft fan blades and and supply of wear-resistance coating	6,376	6,376	29.0	29.0
Combustor Airmotive Services Pte Ltd (Singapore)	Servicing of aircraft engines and sale of aircraft engines and part	8,408	8,408	49.0	49.0
Eagle Services Asia Private Limited (Singapore)	Repair and overhaul of aircraft engines	71,588	71,588	49.0	49.0
Fuel Accessory Service Technologies Pte Ltd (Singapore)	Repair and overhaul of engine fuel components and accessories	5,071	5,071	49.0	49.0
Messier Services Asia Pte Ltd (Singapore)	Repair and overhaul of Boeing and Airbus series landing gears	13,971	–	40.0	–
Pan Asia Pacific Aviation Services Limited (Hongkong, Special Administrative Region)	Operation of aircraft maintenance facilities	5,373	5,373	47.1	47.1
PWA International Limited (Ireland)	Re-manufacture of aircraft turbine engine cases, component thereof and related parts	6,217	6,217	49.0	49.0

(In thousands of S$)

17. Associated Companies (Continued)

Name of company (Country of incorporation and business)	Principal activities	Cost		Percentage of equity held by the Group	
		2001	2000	2001	2000
Rohr Aero Services-Asia Pte Ltd (Singapore)	Repair and overhaul of aircraft nacelles, thrust reversers and pylons	26,126	–	30.0	–
Turbine Coating Services Private Limited (Singapore)	Repair of PW4000 turbine airfoils	5,671	–	24.5	–
		152,905	107,137		

18. Joint Venture Companies

	The Group 31 March		The Company 31 March	
	2001	2000	2001	2000
Unquoted equity shares, at cost	36,847	17,527	36,847	17,527
Share of post acquisition losses	(1,813)	(2,506)	–	–
	35,034	15,021	36,847	17,527

The Group's share of the consolidated results of the joint venture companies is as follows:

	The Group 31 March	
	2001	2000
Revenue	7,308	4,567
Expenditure	(6,570)	(4,350)
Profit before taxation	738	217
Taxation	(45)	–
	693	217

The Group's share of the consolidated assets and liabilities of the joint venture companies comprises:

	The Group 31 March	
	2001	2000
Fixed and other assets	21,015	13,062
Current assets	15,781	4,165
Current liabilities	(1,569)	(2,051)
	35,227	15,176

(In thousands of S$)

18. Joint Venture Companies (Continued)

Details of the joint venture companies at 31 March 2001 are as follows:

Name of company (Country of incorporation and business)	Principal activities	Cost		Percentage of equity held by the Group	
		2001	*2000*	*2001*	*2000*
International Engine Component Overhaul Pte Ltd (Singapore)	Repair of nozzle guide vanes and compressor stators of Rolls-Royce RB 211 and Trent aero-engines and other aircraft components	11,967	11,967	50.0	50.0
Singapore Aero Engine Services Private Limited (Singapore)	Repair and maintenance of Trent aero-engines	24,880	5,560	50.0	50.0
		36,847	17,527		

19. Long-term Investments

	The Group 31 March		The Company 31 March	
	2001	2000	2001	2000
Unquoted equity investments, at cost	17,323	19,509	17,323	19,509
Long-term loan to investee companies	11,888	10,407	11,888	10,407
	29,211	29,916	29,211	29,916

The Company holds a 5.0% (2000: 9.09%) equity interest in Taikoo (Xiamen) Aircraft Engineering Company Limited which is incorporated and operates in the People's Republic of China.

The Company also holds a 10.0% (2000: 10.0%) interest in the equity of Hong Kong Aero Engine Services Limited which is incorporated and operates in Hong Kong Special Administrative Region of the People's Republic of China.

The long-term loan to Taikoo (Xiamen) Aircraft Engineering Company Limited of US$909,000 is unsecured, interest free and is repayable in the financial year 2003, subject to further review with the investee company.

The Company has also provided Hong Kong Aero Engine Services Limited with a shareholders' loan of US$5,684,853 which is unsecured, of which US$1,290,323 is interest free and the balance of US$4,394,530 bears interest between 5.7% and 7.3% (2000: nil) per annum. The loan has no fixed repayment term.

(in thousands of S$)

20. Trade and Other Debtors

	The Group 31 March		The Company 31 March	
	2001	2000	2001	2000
Trade debtors	32,105	13,864	31,840	13,835
Other debtors	22,646	11,321	22,611	11,293
	54,751	25,185	54,451	25,128

Trade debtors are stated after deducting a provision for doubtful debts. An analysis of the provision for doubtful debts is as follows:

	The Group 31 March		The Company 31 March	
	2001	2000	2001	2000
Balance at 1 April	43,505	61,253	43,505	61,253
Write-back to profit and loss	(23,377)	(9,202)	(23,377)	(9,202)
Write-back to deferred income	–	(8,546)	–	(8,546)
Balance at 31 March	20,128	43,505	20,128	43,505
Bad debts (recovered)/written-off directly to profit and loss	(7,019)	1,822	(7,019)	1,822

Other debtors consist of:

	The Group 31 March		The Company 31 March	
	2001	2000	2001	2000
Staff loans	9,269	10,053	9,269	10,053
Deposits and prepayments	5,854	383	5,823	383
Others	7,523	885	7,519	857
	22,646	11,321	22,611	11,293

Included in staff loans are loans to the Company's staff who are directors of its subsidiary companies, amounting to approximately $7,000 (2000: $24,000). These loans have been granted in accordance with schemes approved by shareholders of the Company.

(In thousands of S$)

21. Immediate Holding Company

The amounts due from the immediate holding company are trade in nature, unsecured and bear no interest. Normal trade terms apply.

22. Related Companies

	The Group 31 March		The Company 31 March	
	2001	2000	2001	2000
Amounts receivable on current account	6,955	6,541	6,995	6,773
Current portion of term-loan due from an associated company (Note 17)	5,300	5,052	5,192	4,949
	12,255	11,593	12,187	11,722

The amounts receivable on current account from related companies are trade in nature, unsecured and bear no interest. Normal trade terms apply.

23. Stocks

	The Group 31 March		The Company 31 March	
	2001	2000	2001	2000
Aircraft and component spares	5,600	3,810	5,600	3,810
Raw materials	787	813	–	–
Consumable stores and stocks	1,283	2,506	1,283	2,506
	7,670	7,129	6,883	6,316

Aircraft and component spares, and raw materials are stated after deducting provision for stock obsolescence. An analysis of the provision for stock obsolescence is as follows:

	The Group 31 March		The Company 31 March	
	2001	2000	2001	2000
Balance at 1 April	80	4,814	–	4,764
Charge/(write-back) to profit and loss, net	783	(522)	833	(552)
Charge/(write-back) against deferred income	–	(4,212)	–	(4,212)
Balance at 31 March	863	80	833	–

(in thousands of S$)

23. Stocks (Continued)

Stocks are stated at:

	The Group 31 March		The Company 31 March	
	2001	2000	2001	2000
Cost	4,489	6,316	4,489	6,316
Net realisable value	3,181	813	2,394	–
	7,670	7,129	6,883	6,316

24. Short-Term Deposits

	The Group 31 March		The Company 31 March	
	2001	2000	2001	2000
Deposits placed out via the immediate holding company	176,313	130,263	176,313	130,263
Fixed deposits	2,172	1,956	2,172	1,956
	178,485	132,219	178,485	132,219

Funds surplus to the Company's working capital requirements are placed in short-term deposits with external financial institutions through the immediate holding company. These deposits earn interest ranging from 1.1% to 6.5% (2000: 1.3% and 3.4%) per annum and can be withdrawn on demand.

25. Trade and Other Creditors

	The Group 31 March		The Company 31 March	
	2001	2000	2001	2000
Trade	97,112	62,897	96,938	62,673
Accruals	34,815	37,122	34,815	37,122
Payroll and staff related expenses	87,235	64,936	87,235	64,936
Provision for warranty	828	2,903	828	2,903
Consumable stores	–	1,240	–	1,240
Maintenance expenses	–	1,671	–	1,671
Sundry	250	158	–	–
	220,240	170,927	219,816	170,545

(In thousands of S$)

26. Cash Flow from Operating Activities

	The Group 31 March	
	2001	2000
Profit before taxation	129,271	317,334
Adjustment for:		
Income from investments and deposits	(7,745)	(9,530)
Interest expense	52	59
Depreciation of fixed assets	20,770	23,467
Share of profits of joint venture/associated companies	(4,065)	(16,839)
Gain on sale of long-term Investment	(2,964)	–
Exceptional item	–	(202,574)
Surplus on sale of fixed assets	(63)	(1,231)
Exchange differences	(4,617)	903
Operating profit before working capital changes	130,639	111,589
(Increase)/decrease in debtors	(19,858)	20,359
Decrease/(increase) in stock/work-in-progress	1,506	(7,501)
Increase/(decrease) in trade creditors and deferred accounts	48,665	(8,037)
Increase in amounts owing from related companies	(24,351)	(13,607)
Cash generated from operations	136,601	102,803
Interest received from deposits	7,745	9,530
Interest paid	(52)	(59)
Income taxes paid	(8,766)	(10,258)
Net cash provided by operating activities	135,528	102,016

27. Capital and Other Commitments

(a) The following commitments for capital expenditure have not been provided for in the financial statements:

	The Group 31 March		The Company 31 March	
	2001	2000	2001	2000
Capital call in associated/joint venture companies	24,784	71,403	24,784	71,403
Commitments in respect of contracts placed for purchase of fixed assets	91,747	36,097	91,747	36,097
Other amounts approved by directors but not committed, for the purchase of fixed assets	149,500	168,993	149,500	168,993
	266,031	276,493	266,031	276,493

(in thousands of S$)

27. Capital and Other Commitments (Continued)

(b) Commitment of subsidiary companies in respect of non-cancellable operating leases for premises are as follows:

	The Group 31 March	
	2001	2000
Within one year	135	173
After one year but less than 5 years	503	510
More than 5 years	2,457	2,467
	3,095	3,150

The Group leases certain property under lease agreements that are non-cancellable within a year. The leases expire at various dates till 2024 and contain provisions for rental adjustments.

28. Contingent Liabilities, Unsecured

Contingent liabilities in respect of guarantees given by the Group and the Company are as follows:

	The Group 31 March		The Company 31 March	
	2001	2000	2001	2000
Guarantees given to banks in connection with credit facilities granted to investee companies	3,496	11,535	3,496	11,535
Bankers guarantees given with respect to securing foreign work permits for staff and their accommodation	392	386	307	386
Performance bond given to a third party customer	1,749	1,667	1,749	1,667
	5,637	13,588	5,552	13,588

On 16 January 2001, the Company received a notice of claim from an airline customer for damages arising from maintenance work carried out by the Company on the customer's aircraft. The claim is for approximately US$4,594,000 (S$8,283,000). We are advised that any legal liability that may arise under this claim is covered by insurance. The Company's insurers, together with their lawyers, are reviewing the merits of the claim. The Directors are of the opinion that based on information made available up to the date of this report, the matter is not likely to have a material adverse effect on the results of the Company or its liquidity. In view of the foregoing, no provision for the claim has been made in financial statements.

(In thousands of S$)

29. Related Companies Transactions

The significant transactions between the Company, its subsidiary companies and related companies and the effects of these transactions on terms agreed among the companies are as follows:

	The Group		The Company	
	2000-2001	1999-2000	2000-2001	1999-2000
Income				
Sales of services and related materials to immediate holding and related companies	532,371	462,707	531,002	461,243
Rental of office space charged to immediate holding company	2,001	2,001	2,001	2,001
Interest income from immediate holding company	4,627	7,124	4,627	7,124
Equipment fee charged to immediate holding company	5,196	6,025	5,196	6,025
Expense				
Management fees charged by the immediate holding company for corporate, general and administrative, technical and insurance services and equipment leases	4,469	3,428	4,469	3,428
Rental of workshop and office space charged by immediate holding company	25,830	26,400	25,830	26,400
Land rental for hangar, office space and test cell facility charged by a related company	7,552	5,725	7,552	5,725
Purchases of materials from the immediate holding company	159,511	134,108	159,511	134,108
Service rendered by immediate holding company	8,015	9,053	8,015	9,053
Service rendered by related company	1,046	1,410	1,046	1,410

30. Comparative Figures

The presentation and classification of items in the financial statements have been changed to comply with the requirements of SAS 1 (Revised 1999) - Presentation of Financial Statements, SAS 15 (Revised 1999) - Leases, and SAS 23 (Revised 1999) - Segment Reporting, which became effective for the financial year ended 31 March 2001. As a result, additional line items have been included in the profit and loss accounts and a statement of changes in equity has been added. Accordingly, comparative figures have been reclassified to provide a proper comparison with the current financial year's presentation.

1. Directors' Emoluments

The number of directors of the Company whose emoluments fall within the following bands:

	The Company 2000-2001	The Company 1999-2000
$500,000 and above	1	–
$250,000 - $499,999	–	1
Below $250,000	7	14
	8	15

The directors' emoluments for the financial year ended 31 March 2001 include directors' fees of $353,644 which is derived using the following rates:

(In thousands of S$)

	The Company 2000-2001
Type of Appointment	
(i) Board of Directors	
- Basic Fee	28
- Chairman's Allowance	28
- Deputy Chairman's Allowance	14
(ii) Board Committees	
- Chairman's Allowance	14
- Member's Allowance	7

2. Interested Person Transactions

(In thousands of S$)

Other than the transactions disclosed in note 29, between the Company and members of the Singapore Airlines Limited Group of Companies, interested person transactions under the shareholders' mandate for the financial year are as follows:

	Total
ST Aviation Services Co Pte Ltd	127
Singapore Technologies Aerospace Ltd	5,671
Singapore Post Pte Ltd	29
Total interested person transactions	5,827

Note: All the above interested person transactions were done on normal commercial terms.

half-yearly results of the group

	First half year		Second half year		Total	
	S$million	%	S$million	%	S$million	%
Revenue:						
2000-2001	307.2	46.9	347.2	53.1	654.4	100.0
1999-2000	287.4	50.7	280.0	49.3	567.4	100.0
Expenditure:						
2000-2001	249.9	46.3	290.0	53.7	539.9	100.0
1999-2000	242.6	50.5	237.5	49.5	480.1	100.0
Operating Profit:						
2000-2001	60.7	49.7	61.5	50.3	122.2	100.0
1999-2000	49.5	51.1	47.3	48.9	96.8	100.0
Profit before taxation: (excluding exceptional item)						
2000-2001	67.7	52.4	61.5	47.6	129.2	100.0
1999-2000	61.2	53.4	53.5	46.6	114.7	100.0
Profit after taxation: (excluding exceptional item)						
2000-2001	60.4	52.2	55.4	47.8	115.8	100.0
1999-2000	55.4	53.4	48.4	46.6	103.8	100.0

	First half year		Second half year		Total	
	cents	%	cents	%	cents	%
Earnings (after tax) per share:						
2000-2001	6.0	51.7	5.6	48.3	11.6	100.0
1999-2000	5.5	52.9	4.9	47.1	10.4	100.0

five-year financial summary of the group

	2000-2001	1999-2000	1998-1999	1997-1998	1996-1997
Profit and loss account ($million)					
Revenue	654.4	567.4	661.8	831.6	718.6
Interest income	7.7	9.5	12.0	4.4	1.7
Total revenue	662.1	576.9	673.8	836.0	720.3
Expenditure	539.9	480.1	599.6	776.2	655.7
Operating profit	122.2	96.8	74.2	59.8	64.6
Other income (loss)	7.0	17.9	9.4	(0.5)	0.9
Exceptional item	–	202.6	–	–	–
Profit before tax	129.2	317.3	83.6	59.3	65.5
Profit after tax and minority interest	115.9	306.4	76.8	51.0	53.2
Balance sheet ($ million)					
Paid up capital	100.0	100.0	50.3	50.3	50.3
Distributable reserves	366.2	297.6	285.3	256.3	232.1
Non-distributable reserves	–	–	–	–	–
Shareholders' funds	466.2	397.6	335.6	306.6	282.4
Minority interest	2.3	2.4	2.4	1.6	2.3
Deferred taxation	5.3	1.9	2.3	4.3	8.0
Deferred gain	–	–	192.1	–	–
Fixed assets	164.6	165.2	171.1	216.8	206.3
Associated companies	167.8	137.4	119.5	24.5	20.2
Joint venture companies	35.0	15.0	9.3	4.2	–
Long-term investments	29.2	29.9	6.5	6.5	4.9
Current assets	335.2	246.7	462.7	256.1	221.5
Total assets	731.7	594.2	769.1	508.1	452.9
Long-term liabilities	–	1.4	1.4	2.0	2.2
Current liabilities	257.9	190.9	235.3	193.6	158.0
Total liabilities	257.9	192.3	236.7	195.6	160.2
Net liquid assets	187.6	147.5	369.5	92.8	71.2
Cash flow statement ($ million)					
Cash flow from operations	136.6	102.8	134.2	105.9	74.9
Internally generated cash flow #	138.4	106.0	134.2	106.5	75.2
Capital expenditure	20.2	18.5	31.9	36.8	35.6
Profitability ratios (%)					
Return on shareholders' funds	26.8	28.3	23.9	17.3	19.9
Return on total assets	15.8	17.5	10.0	10.0	11.7
Return on turnover	17.7	18.3	11.6	6.2	7.4
Productivity and employee data					
Value added ($ million)	458.0	403.5	381.6	396.1	372.2
Value added per employee ($)	113,459	103,485	91,864	91,669	88,839
Revenue per employee ($)	162,095	145,475	159,400	192,453	171,500
Average employee strength	4,037	3,900	4,152	4,321	4,190

Internally generated cash flow comprises cash generated from operations, dividends from associated companies, and proceeds from sale of fixed assets.

group corporate structure

SIA Engineering Company Limited

- **100%** SIAEC Services Pte Ltd (1% Eagle Services Private Limited)
- **51%** Singapore Jamco Private Limited
- **50%** International Engine Component Overhaul Pte Ltd
- **50%** Singapore Aero Engine Services Private Limited
- **49%** Combustor Airmotive Services Pte Ltd
- **49%** PWA International Limited
- **49%** Fuel Accessory Service Technologies Pte Ltd
- **49%** Eagle Services Asia Private Limited (include 1% held by SIAEC Services Pte Ltd)
- **47.1%** Pan Asia Pacific Aviation Services Limited
- **40%** Messier Services Asia Pte Ltd
- **30%** Rohr Aero Services-Asia Pte Ltd
- **29%** Asian Surface Technologies Pte Ltd
- **24.5%** Asian Compressor Technology Services Company Limited
- **24.5%** Turbine Coating Services Private Limited

information on shareholdings

As at 16 May 2001

Authorised share capital	:	3,000,000,000 ordinary shares of S$0.10 each
Issued and fully paid	:	1,000,000,000 ordinary shares of S$0.10 each

Range of Shareholdings	Number of Shareholdings	%	Number of Shares	%
1 - 1000	17,180	71.80	17,179,627	1.72
1,001 - 10,000	6,283	26.26	21,763,000	2.18
10,001 - 1,000,000	455	1.90	17,559,000	1.75
1,000,001 and above	10	0.04	943,498,373	94.35
Total	23,928	100.00	1,000,000,000	100.00

Major Shareholders

No.	Name	Number of Shares	%
1.	Singapore Airlines Limited	870,000,000	87.00
2.	Raffles Nominees Pte Ltd	15,306,000	1.53
3.	DBS Nominees Pte Ltd.	11,429,013	1.14
4.	Citibank Nominees Singapore Pte Ltd	11,222,000	1.12
5.	NTUC Income Insurance Co-operative Limited	8,193,000	0.80
6.	DB Nominees (S) Pte Ltd	7,279,360	0.73
7.	United Overseas Bank Nominees Pte Ltd	7,160,000	0.72
8.	Overseas-Chinese Bank Nominees Pte Ltd	7,060,000	0.71
9.	Overseas Union Bank Nominees Pte Ltd	3,264,000	0.33
10.	HSBC (Singapore) Nominees Pte Ltd	2,585,000	0.26
11.	Kim Eng Securities Pte Ltd	989,000	0.10
12.	Keppel Bank Nominees Pte Ltd	745,000	0.08
13.	The Asia Life Assurance Society Ltd - S'pore Life Fund	615,000	0.06
14.	J M Sassoon & Co (Pte) Ltd	559,000	0.06
15.	Phillip Securities Pte Ltd	370,000	0.04
16.	OCBC Securities Private Ltd	338,000	0.03
17.	Chang Shyh Jin	335,000	0.03
18.	Realty & Investment Pte Ltd	300,000	0.03
19.	ABN Amro Nominees Singapore Pte Ltd	265,000	0.03
20.	Meadowspring Pte Ltd	250,000	0.03
	Total	948,264,373	94.83

Substantial Shareholders (as shown in the Register of Substantial Shareholders)		
Temasek Holdings (Pte) Ltd	*872,770,000	87.28
Singapore Airlines Ltd	870,000,000	87.00

*Includes shares in which the substantial shareholder is deemed to have an interest.

share prices and turnover



Share price
ST Index
Volume
(Million Stock Units)
3.0
2.5
2.0
1.5
1.0
0.5
0
3000
2500
2000
1500
1000
500
0
60
50
40
30
20
10
0
High
Low
May 00
Jun 00
Jul 00
Aug 00
Sep 00
Oct 00
Nov 00
Dec 00
Jan 01
Feb 01
Mar 01
Closing price
ST Index
Volume

	2000-2001
Share price ($)	
Highest closing price	1.94
Lowest closing price	1.18
31 March closing price	1.18
Market value ratios *	
Price/earnings	10.18
Price/book value	2.53
Price/cash earnings @	8.63

Notes

* Based on closing price on 31 March 2001

@ Cash earnings is defined as profit after tax and minority interests plus depreciation.

notice of annual general meeting

NOTICE IS HEREBY GIVEN THAT the 19th Annual General Meeting of the Company will be held at Ballroom I & II 6th Floor – South Tower, Mandarin Hotel, 333 Orchard Road, Singapore 238867 on Saturday, 7 July 2001 at 9.00 am to transact the following business:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2001 and the Auditors' Report thereon.

2. To declare a final dividend of 25% or 2.5 cents per $0.10 ordinary share less income tax of 24.5% for the year ended 31 March 2001.

3. To re-elect Mr Chew Leng Seng who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

   Note: Mr Chew Leng Seng is a non-independent Director and if re-elected will be re-appointed to the Company's Audit Committee.

4. To re-elect Mr Wong Nang Jang who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

   Note: Mr Wong Nang Jang is an independent Director and if re-elected will be re-appointed to the Company's Audit Committee.

5. To re-elect Lt-Gen (NS) Bey Soo Khiang who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

6. To re-appoint Messrs Ernst & Young as auditors of the Company for the financial year ending 31 March 2002 and to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

SPECIAL BUSINESS

Ordinary Resolutions

7. To consider and, if thought fit, to pass the following resolution as ordinary resolution with or without any modifications:

   7.1 "To approve Directors' Fees of $353,644.00 (FY1999/2000: $59,792.00) for the year ended 31 March 2001."

   7.2 "That subject to the Companies Act (Cap.50) and the Articles of Association of the Company, the Directors of the Company be and are hereby authorised pursuant to Section 161 of the Companies Act (Cap.50) to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit PROVIDED ALWAYS THAT the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent of the total issued share capital of the Company for the time being, of which the aggregate number of shares that may be issued other than on a pro rata basis to existing shareholders shall not exceed 20 percent of the total issued share capital of the Company for the time being, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law or the Articles of Association of the Company to be held, whichever is the earlier."

7.3 "That the Board of Directors of the Company be and is hereby authorised to offer and grant options in accordance with the provisions of the SIA Engineering Company Limited Employee Share Option Plan (the "Plan") and to allot and issue from time to time such number of ordinary shares of S$0.10 each in the capital of the Company as may be required to be issued pursuant to the exercise of the options under the Plan PROVIDED ALWAYS THAT the aggregate number of ordinary shares to be issued pursuant to the Plan shall not exceed 15 per cent of the total issued share capital of the Company for the time being."

8. To transact any other business of the Company which may arise and can be transacted at an annual general meeting.

NOTICE IS HEREBY GIVEN THAT, subject to approval being obtained at the 19th Annual General Meeting of the Company for the declaration of the final dividend which will be paid on 27 July 2001 to the members on the Register as at 16 July 2001, the Transfer Books and the Register of Members of the Company will be closed on 17 and 18 July 2001 for the preparation of dividend warrants.

Duly completed and stamped transfers received by the Company's Share Registrars, KPMG, at 138 Robinson Road, #17-00 Hong Leong Centre, Singapore 068906, up to 5.00 pm on 16 July 2001 will be registered to determine shareholders' entitlement to the proposed final dividend.

BY ORDER OF THE BOARD

DEVIKA RANI DAVAR
Company Secretary

4 June 2001
Singapore

Explanatory notes on Special Business to be transacted

i. Ordinary Resolution No. 7.1 is to approve the payment of Directors' Fees of $353,644.00 (FY1999/2000: $59,792.00) for the year ended 31 March 2001, for services rendered by Directors on the Board as well as various Board Committees.

ii. Directors will be paid a basic annual fee and will get additional annual allowances based on their service in other Board Committees. The proposed fees are shown below:

		Fee $
Board Of Directors	Basic Fees per annum ($)	28,000
	Chairman's Allowance	28,000
	Deputy Chairman's Allowance	14,000
Board Committees	Chairman's Allowance	14,000
	Members' Allowance	7,000

iii. Ordinary Resolution No. 7.2 is to empower the Directors from the date of the Annual General Meeting until the date of the next Annual General Meeting to issue shares in the Company. The number of shares which the Directors may issue under the Resolution would not exceed 50 per cent of the issued share capital of the Company for the time being. For issues of shares other than on a pro rata basis to all shareholders, the aggregate number of shares to be issued shall not exceed 20 per cent of the existing issued share capital of the Company.

iv. Ordinary Resolution No. 7.3 is to authorise the Directors to offer and grant options in accordance with the provisions of the Company's Employee Share Option Plan (the "Plan") and to allot and issue shares under the Plan. The Plan was approved at the Extraordinary General Meeting of the Company prior to the initial public offering of the Shares in the Company on 24 March 2000.

Notes

1. A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P.O. Box 314, Singapore 900614 not less than 48 hours before the time appointed for the Annual General Meeting.

SIA Engineering Company
31 Airline Road
Singapore 819831
E-mail: siaec@singaporeair.com.sg
Website: www.siaec.com.sg
Tel: (65) 542 3333
Fax: (65) 542 1723

Contact Person:
Chia Peck Yong
Manager Public Affairs
E-mail: peckyong_chia@singaporeair.com.sg
Tel: (65) 541 5134
Fax: (65) 546 0679

Directors' Report and Audited Financial Statements

SIA ENGINEERING COMPANY LIMITED AND SUBSIDIARY COMPANIES

31 March 2001

The directors have pleasure in presenting their report together with the audited financial statements of the Group and of the Company for the financial year ended 31 March 2001.

1. Results for the Financial Year (in thousands of S$)

	The Group 2000-2001	The Company 2000-2001
Profit after taxation	115,786	113,506
Minority interest	139	-
Profit attributable to shareholders	115,925	113,506

In the opinion of the directors, the results of the operations of the Group and of the Company during the financial year have not been affected by any item, transaction or event of a material and unusual nature, other than as disclosed in the financial statements and the notes thereto.

2. Transfers to/from Reserves and Provisions

There were no other material transfers to or from reserves or provisions during the financial year save as disclosed in the financial statements.

3. Dividends

An interim dividend of 1.5 cents per $0.10 ordinary share, less income tax at 25.5%, amounting to $11,175,000, was paid on 27 November 2000. The directors propose a final dividend of 2.5 cents per $0.10 ordinary share, amounting to $18,875,000, less income tax at 24.5% be paid out of profits for the current financial year.

4. Principal Activities

The principal activities of the Company are the maintenance, repair and overhaul of aircraft, the provision of engine and component overhaul, the provision of line maintenance and technical ground handling services, and investment holding. The principal activities of the subsidiary companies include the manufacturing of aircraft cabin equipment, refurbishment of aircraft galleys and investment holdings. There have been no significant changes in the nature of these activities during the financial year.

5. Directors of the Company

(a) The names of the directors in office at the date of this report are:

Cheong Choong Kong – Chairman
Chew Leng Seng – Deputy Chairman
Bey Soo Khiang
N Varaprasad
Wong Ngit Liong
Thio Su Mien
Maurice de Vaz
Wong Nang Jang

(b) The following directors who held office at the end of the financial year have, according to the register required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in the ordinary shares and share options of the Company, and in the shares, debentures and rights of the Company's immediate holding company and the subsidiary companies of the Company's immediate and ultimate holding company:

	Direct interest		Deemed interest	
Name of Director	1.4.2000	31.3.2001	1.4.2000	31.3.2001
Interest in Singapore Airlines Limited				
(Ordinary shares of $1.00 each)				
Cheong Choong Kong	480,800	480,800	24,000	24,000
Chew Leng Seng	173,000	173,000	–	–
N Varaprasad	2,000	2,000	–	–
Maurice de Vaz	185,000	185,000	44,000	44,000
Options to subscribe for ordinary shares of $1.00 each				
Cheong Choong Kong	240,000	480,000	–	–
Chew Leng Seng	110,000	110,000	–	–
Maurice de Vaz	57,750	134,750	–	–
Interest in SIA Engineering Company Limited				
(Ordinary shares of $0.10 each)				
Cheong Choong Kong	–	58,000	–	3,000
Chew Leng Seng	–	18,000	–	–
Bey Soo Khiang	–	13,000	–	–
N Varaprasad	–	10,000	–	–
Wong Ngit Liong	–	13,000	–	–
Thio Su Mien	–	13,000	–	–
Maurice de Vaz	–	13,000	–	–
Wong Nang Jang	–	13,000	–	17,000
Options to subscribe for ordinary shares of $0.10 each				
Chew Leng Seng	–	380,000	–	–
Interest in Singapore Airport Terminal Services Limited				
(Ordinary shares of $0.10 each)				
Cheong Choong Kong	–	56,000	–	3,000
Bey Soo Khiang	–	–	–	1,000
Interest in Singapore Telecommunications Limited				
(Ordinary shares of $0.15 each)				
Cheong Choong Kong	1,640	1,690	1,640	1,690
Chew Leng Seng	1,640	1,690	1,640	1,690
Bey Soo Khiang	1,440	1,490	1,440	1,490
N Varaprasad	1,280	–	1,640	1,690
Wong Ngit Liong	1,440	1,490	–	850
Thio Su Mien	1,440	1,490	1,440	1,490
Maurice de Vaz	1,640	1,690	2,640	2,690
Wong Nang Jang	1,640	1,690	1,640	1,690

Name of Director	Direct interest 1.4.2000	Direct interest 31.3.2001	Deemed interest 1.4.2000	Deemed interest 31.3.2001
Interest in Singapore Computer Systems Limited (Ordinary shares of $0.25 each)				
Maurice de Vaz	–	–	5,000	–
Interest in Singapore Food Industries Ltd (Ordinary shares of $0.05 each)				
Wong Ngit Liong	60,000	60,000	–	–
Maurice de Vaz	–	–	20,000	20,000
Interest in SMRT Corporation Ltd (Ordinary shares of $0.10 each)				
Bey Soo Khiang	–	3,000	–	3,000
N Varaprasad	–	4,000	–	–
Interest in CapitaLand Limited (Ordinary shares of $1.00 each)				
N Varaprasad	3,000	3,000	–	–
Maurice de Vaz	–	2,750	–	10,250
Interest in Raffles Holdings Limited (Ordinary shares of $0.50 each)				
N Varaprasad	2,000	2,000	–	–
Maurice de Vaz	–	16,000	–	–
Interest in Chartered Semiconductor Manufacturing Ltd (Ordinary shares of $1.00 each)				
N Varaprasad	–	4,000	–	–
Wong Ngit Liong	–	135,000	–	–
Interest in ST Assembly Test Services Ltd (Ordinary shares of $0.25 each)				
N Varaprasad	–	2,000	–	–

Neither at the end of the financial year, nor at any time during that year, did there subsist any arrangements to which the Company is a party, whereby directors might acquire benefits by means of the acquisition of shares and share options in, or debentures of, the Company or any other body corporate, other than pursuant to the SIA Engineering Company Limited Employee Share Option Plan.

(c) There was no change in any of the above-mentioned interests between the balance sheet date and 21 April 2001.

(d) No directors who held office at the end of the financial year had an interest in shares or debentures of the Company's ultimate holding company or any of the subsidiary companies of the Company's holding companies other than those disclosed in paragraph 5(b) above.

(e) Neither at the end of the financial year, nor at any time during that year, did there subsist any arrangements to which the Company is a party, whereby directors might acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate other than those disclosed in paragraph 5(b) above.

(f) Since the end of the previous financial year no director has received or has become entitled to receive benefits under contracts required to be disclosed by section 201 (8) of the Companies Act, Cap. 50.

6. Audit Committee

The Audit Committee comprises four members, all of whom are non-executive and three of whom are independent directors. The members of the Audit Committee at the date of this report are:

Wong Nang Jang - Chairman
Chew Leng Seng
N Varaprasad
Thio Su Mien

The Committee carried out its functions in accordance with Section 201B(5) of the Companies Act, Cap. 50 which included a review of the financial statements of the Group and the Company for the financial year and the auditors' report thereon. The Committee has nominated Ernst & Young, Certified Public Accountants, for re-appointment as the Company's auditors by shareholders for the ensuing financial year.

7. Acquisition/Disposal of Subsidiary Companies

There were no acquisitions or disposals of subsidiary companies by the Company during the financial year.

8. Issue of Shares and Debentures

The Company and its subsidiary companies did not issue any shares and debentures during the financial year.

9. Options on Shares in the Company

The SIA Engineering Company Limited Employee Share Option Plan ("the Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees, was approved by shareholders on 9 February 2000.

Under the Plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the closing prices of the ordinary shares on the SGX-ST for the five market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:-

(a) one year after the date of grant for 25% of the ordinary shares subject to the options;

(b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;

(c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and

(d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

The Committee administering the Plan comprises the following directors:-

Cheong Choong Kong
Chew Leng Seng
Maurice de Vaz (up to 30 January 2001)
N Varaprasad (from 30 January 2001)

No options have been granted to controlling shareholders or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under both the Employee Share Option Scheme and the Senior Executive Share Option Scheme.

During the financial year, in consideration of the payment of $1.00 for each offer accepted, offers of options were granted pursuant to the Employee Share Option Scheme and the Senior Executive Share Option Scheme in respect of 14,246,950 unissued shares of $0.10 each in the Company at an offering price of $1.95 per share.

At the end of the financial year, options to take up 29,339,600 unissued shares of $0.10 each in the Company were outstanding:-

	Number of unissued ordinary shares of $0.10 each						
Date of grant	Balance at 1.4.2000 / date of grant	Cancelled	Exercised	Adjustment	Balance at 31.3.2001	Exercise price	Expiry date
28.03.2000	15,337,950	(60,000)	–	(73,900)	15,204,050	2.05	27.03.2010
03.07.2000	14,246,950	(27,200)	–	(84,200)	14,135,550	1.95	02.07.2010
	29,584,900	(87,200)	–	(158,100)	29,339,600		

10. Other Statutory Information

(a) Before the financial statements of the Group and of the Company were made out, the directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing-off of bad debts and the making of provision for doubtful debts and satisfied themselves that all known bad debts had been written-off and that adequate provision had been made for doubtful debts, and

(ii) to ensure that any current assets which were unlikely to realise their book value in the ordinary course of business were written-down to an amount which they might be expected so to realise.

(b) At the date of this report, the directors are not aware of any circumstances which would render:

(i) the amount written-off for bad debts or the amount of the provision for doubtful debts inadequate to any substantial extent, and

(ii) the values attributed to current assets misleading.

(c) At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in the report or financial statements which would render any amount stated in the financial statements of the Group and of the Company misleading.

(d) As at the date of this report:

(i) there are no charges on the assets of the Group and of the Company which have arisen since the end of the financial year to secure the liabilities of any other person; and

(ii) there are no material contingent liabilities which have arisen since the end of the financial year.

(e) No contingent liability or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may affect the ability of the Company or its subsidiaries to meet their obligations as and when they fall due.

(f) In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this report is made.

11. Auditors

The auditors, Ernst & Young, Certified Public Accountants, have expressed their willingness to accept re-appointment.

On behalf of the Board,



CHEONG CHOONG KONG
Chairman



CHEW LENG SENG
Deputy Chairman

Dated this 15th day of May 2001

Statement by the Directors Pursuant to Section 201(15)

We, Cheong Choong Kong and Chew Leng Seng, being two of the directors of SIA Engineering Company Limited, do hereby state that, in the opinion of the directors:

(a) the accompanying financial statements set out on pages 10 to 34 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2001, the results, the changes in equity of the Group and of the Company and the cash flow of the Group for the financial year then ended;

(b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board,



CHEONG CHOONG KONG
Chairman



CHEW LENG SENG
Deputy Chairman

Dated this 15th day of May 2001

Auditor's Report to the Members of SIA Engineering Company Limited

We have audited the financial statements and consolidated financial statements of SIA Engineering Company Limited and its subsidiary companies set out on pages 10 to 34. These financial statements comprise the balance sheets of the Group and the Company as at 31 March 2001, and the profit and loss accounts, the statements of changes in equity of the Group and the Company and cash flow of the Group for the financial year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements and consolidated financial statements are properly drawn in accordance with the provisions of the Companies Act, Cap. 50 ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

  (i) the state of affairs of the Group and of the Company as at 31 March 2001, the results, the changes in equity of the Group and of the Company and cash flow of the Group for the financial year then ended; and

  (ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements and consolidated financial statements;

(b) the accounting and other records, and the registers required by the Act to be kept by the Company and by those subsidiary companies incorporated in Singapore of which we are the auditors, have been properly kept in accordance with the provision of the Act.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under section 207(3) of the Act.



ERNST & YOUNG
Certified Public Accountants

Dated this 15th of May 2001
Singapore

SIA Engineering Company Limited and Subsidiary Companies

PROFIT AND LOSS ACCOUNTS

For the financial year ended 31 March 2001

(In thousands of S$)

	Notes	The Group		The Company	
		2000-2001	**1999-2000**	**2000-2001**	**1999-2000**
REVENUE	4	654,379	567,352	650,916	562,829
Interest income	5	7,745	9,530	7,745	9,520
		662,124	576,882	658,661	572,349
EXPENDITURE					
Staff costs		307,551	267,842	306,531	266,699
Depreciation	15	20,770	23,467	20,429	23,115
Company accommodation		39,090	35,480	38,987	35,368
Material costs		160,456	135,623	159,511	134,108
Other operating expenses		12,026	17,721	10,738	16,388
		539,893	480,133	536,196	475,678
OPERATING PROFIT	6	122,231	96,749	122,465	96,671
Interest on borrowings		(52)	(59)	–	–
Surplus on sale of fixed assets		63	1,231	63	2,359
Dividend from associated companies		–	–	1,884	–
Gain on sale of long-term investment	7	2,964	–	2,964	–
Share of profits of joint venture companies		738	217	–	–
Share of profits of associated companies		3,327	16,622	–	–
PROFIT BEFORE EXCEPTIONAL ITEMS		129,271	114,760	127,376	99,030
Exceptional items	8	–	202,574	–	202,574
PROFIT BEFORE TAXATION		129,271	317,334	127,376	301,604
Provision for taxation	9	13,485	10,930	13,870	8,404
PROFIT AFTER TAXATION		115,786	306,404	113,506	293,200
Minority interest		139	(11)	–	–
PROFIT ATTRIBUTABLE TO SHARE-HOLDERS FOR THE FINANCIAL YEAR		115,925	306,393	113,506	293,200
BASIC EARNING PER SHARE (CENTS)	10	11.6	30.6		
DILUTED EARNING PER SHARE (CENTS)	10	11.6	30.6		

The accounting policies and explanatory notes on pages 15 to 34 form an integral part of the financial statements.

BALANCE SHEETS
As at 31 March 2001

(In thousands of S$)

	Notes	The Group 2001	The Group 2000	The Company 2001	The Company 2000
SHARE CAPITAL					
Authorised	12	300,000	300,000	300,000	300,000
Issued and fully paid	12	100,000	100,000	100,000	100,000
RESERVES					
General reserve		357,969	294,300	358,423	274,967
Foreign currency translation reserve		8,314	3,285	580	–
Distributable reserves		366,283	297,585	359,003	274,967
SHAREHOLDERS' EQUITY		466,283	397,585	459,003	374,967
MINORITY INTEREST		2,275	2,414	–	–
DEFERRED TAXATION	13	5,284	1,918	5,284	1,918
BANK LOANS	14	–	1,350	–	–
		473,842	403,267	464,287	376,885
Represented by :-					
FIXED ASSETS	15	164,557	165,150	160,497	160,818
SUBSIDIARY COMPANIES	16	–	–	4,533	4,518
ASSOCIATED COMPANIES	17	167,787	137,413	156,638	110,386
JOINT VENTURE COMPANIES	18	35,034	15,021	36,847	17,527
LONG-TERM INVESTMENTS	19	29,211	29,916	29,211	29,916
CURRENT ASSETS					
Trade and other debtors	20	54,751	25,185	54,451	25,128
Immediate holding company	21	63,948	40,011	63,777	39,549
Related companies	22	12,255	11,593	12,187	11,722
Stocks	23	7,670	7,129	6,883	6,316
Work-in-progress		7,904	9,949	7,689	9,459
Short-term deposits	24	178,485	132,219	178,485	132,219
Cash and bank balances		10,178	20,646	9,503	19,910
		335,191	246,732	332,975	244,303
Less:					
CURRENT LIABILITIES					
Bank overdrafts-unsecured		–	4,052	–	4,052
Trade and other creditors	25	220,240	170,927	219,816	170,545
Bank loans – current portion	14	1,100	–	–	–
Provision for taxation		17,723	15,986	17,723	15,986
Proposed final dividend, less tax	11	18,875	–	18,875	–
		257,938	190,965	256,414	190,583
NET CURRENT ASSETS		77,253	55,767	76,561	53,720
		473,842	403,267	464,287	376,885

The accounting policies and explanatory notes on pages 15 to 34 form an integral part of the financial statements.

SIA Engineering Company Limited and Subsidiary Companies

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the financial year ended 31 March 2001

(In thousands of S$)

The Group

	Share capital	Share premium	General reserve	Foreign currency translation reserve	Total
Balance at 31 March 1999	50,364	1,472	280,632	3,182	335,650
Bonus issue	100,000	–	(100,000)	–	
Cancellation of share capital	(50,364)	(1,472)	–	–	(51,836)
Foreign currency translation differences	–	–	–	103	103
Profit attributable to shareholders for the financial year	–	–	306,393	–	306,393
Dividends (Note 11)	–	–	(192,725)	–	(192,725)
Balance at 31 March 2000	100,000	–	294,300	3,285	397,585
Foreign currency translation differences	–	–	–	5,029	5,029
Goodwill written-off to reserve	–	–	(22,206)	–	(22,206)
Profit attributable to shareholders for the financial year	–	–	115,925	–	115,925
Dividends (Note 11)	–	–	(30,050)	–	(30,050)
Balance at 31 March 2001	100,000	–	357,969	8,314	466,283

The accounting policies and explanatory notes on pages 15 to 34 form an integral part of the financial statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the financial year ended 31 March 2001

(In thousands of S$)

The Company

	Share capital	Share premium	General reserve	Foreign currency translation reserve	Total
Balance at 31 March 1999	50,364	1,472	274,492	–	326,328
Bonus issue	100,000	–	(100,000)	–	–
Cancellation of share capital	(50,364)	(1,472)	–	–	(51,836)
Profit attributable to shareholders for the financial year	–	–	293,200	–	293,200
Dividends (Note 11)	–	–	(192,725)	–	(192,725)
Balance at 31 March 2000	100,000	–	274,967	–	374,967
Foreign currency translation differences	–	–	–	580	580
Profit attributable to shareholders for the financial year	–	–	113,506	–	113,506
Dividends (Note 11)	–	–	(30,050)	–	(30,050)
Balance at 31 March 2001	100,000	–	358,423	580	459,003

The accounting policies and explanatory notes on pages 15 to 34 form an integral part of the financial statements.

SIA Engineering Company Limited and Subsidiary Companies

CASH FLOW STATEMENTS

For the financial year ended 31 March 2001

(In thousands of S$)

	Notes	The Group	
		2000-2001	**1999-2000**
NET CASH PROVIDED BY OPERATING ACTIVITIES	26	135,528	102,016
CASH FLOW FROM INVESTING ACTIVITIES			
Additions to fixed assets		(20,185)	(18,451)
Proceeds from sale of fixed assets		71	3,264
Investments in associated companies		(45,768)	–
Dividends from associated companies		1,770	–
Loan to associated companies		–	(4,809)
Investments in joint venture companies		(19,320)	(5,560)
Additions to long-term investments		(37)	(14,570)
Loans to investee companies		(784)	(8,885)
NET CASH USED IN INVESTING ACTIVITIES		(84,253)	(49,011)
CASH FLOW FROM FINANCING ACTIVITIES			
Repayment of share capital and share premium upon cancellation of issued shares		–	(51,836)
Repayment of long-term borrowings		(250)	(150)
Dividends paid		(11,175)	(223,211)
NET CASH USED IN FINANCING ACTIVITIES		(11,425)	(275,197)
NET CASH INFLOW/(OUTFLOW)		39,850	(222,192)
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR		148,813	371,005
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR		188,663	148,813
ANALYSIS OF CASH AND CASH EQUIVALENTS			
Short-term deposits		178,485	132,219
Cash and bank balances		10,178	20,646
Bank overdrafts – unsecured		–	(4,052)
		188,663	148,813

The accounting policies and explanatory notes on pages 15 to 34 form an integral part of the financial statements.

1. General

The Company is a limited liability company incorporated in the Republic of Singapore. Its immediate holding company is Singapore Airlines Limited, and its ultimate holding company is Temasek Holdings (Private) Limited. Both are incorporated in Singapore. Related companies in these financial statements refers to members of the Singapore Airlines Limited group of companies.

The registered office of the Company is at SIA Engineering Company Hangar, 31 Airline Road, Singapore 819831.

The principal activities of the Company are the maintenance, repair and overhaul of aircraft, the provision of engine and component overhaul, the provision of line maintenance and technical ground handling services, and investment holding. The principal activities of the subsidiary companies include the manufacturing of aircraft cabin equipment, refurbishment of aircraft galleys and investment holding. There have been no significant changes in the nature of these activities during the financial year.

The Group and the Company had an average of 4,037 and 3,993 (2000: 3,900 and 3,852) employees respectively during the financial year ended.

2. Accounting Policies

The main accounting policies of the Group, which have been consistently applied except where indicated otherwise, are described in the following paragraphs:

(a) Basis of accounting

The financial statements of the Group and of the Company, which are expressed in Singapore dollars, are prepared under the historical cost convention and in accordance with Singapore Statements of Accounting Standard and applicable requirements of the Companies Act, Cap 50.

(b) Consolidation

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiary companies for the financial year ended 31 March.

The Group's share of the consolidated results of associated companies for the financial year or period is included in the consolidated profit and loss account and the Group's share of the post-acquisition reserves is added to the value of investments in associated companies shown in the consolidated balance sheet. These amounts are taken from the latest audited financial statements of the associated companies concerned, adjusted as appropriate to the end of the financial year or period.

The Group's share of the consolidated results of the joint venture companies is included in the consolidated financial statements using the equity method on the same basis as associated companies.

(c) **Goodwill**

When subsidiary companies or interests in joint venture and associated companies are acquired, any excess of the consideration over the fair value of the net assets as at the date of acquisition is included in goodwill and, depending on circumstances in which the goodwill has arisen, is written-off against group reserves in the financial year in which it arises. Where the consideration is lower than the fair value of the net assets acquired, the difference is credited to group reserves. When determining goodwill, assets and liabilities of the acquired interest are translated using the exchange rate at the date of acquisition if the financial statements of the acquired interest are not denominated in Singapore dollars.

In August 2000, the ICPAS issued a revised SAS 22, Business Combinations, which provides guidance concerning the accounting treatment of business combinations. The Company will implement SAS 22 effective 1 April 2001 on a prospective basis. As a result, the Company will modify its accounting policy to capitalise goodwill arising from future business combinations and amortise the amount over its estimated useful life.

(d) **Revenue**

Revenue from repair and maintenance of aircraft, engine and component overhaul is recognised in accordance with the percentage of completion method. The stage of completion is measured by reference to labour hours incurred to date as a percentage of total estimated hours for each contract.

(e) **Income from investments**

Dividend income is accrued on the basis of the date dividends are declared payable by the investee company.

Interest income from investments and fixed deposits is accrued on a day-to-day basis.

(f) **Training and development costs**

Training and development costs which include start-up programme costs are charged to the profit and loss account in the financial year in which they are incurred.

(g) **Foreign currencies**

Foreign currency transactions are converted at exchange rates closely approximating those ruling on the transaction date. Foreign currency monetary assets and liabilities are converted into Singapore dollars at financial year-end exchange rates. All foreign currency exchange differences arising from conversion are included in the profit and loss account except for those arising on, monetary items that, in substance, form part of the Group's and the Company's net investments in foreign entities. These are taken directly to the foreign currency translation reserve.

For the purposes of consolidation, the net assets of the foreign associated companies are translated into Singapore dollars at the exchange rates at the balance sheet date. The resulting conversion adjustments are included in the foreign currency translation reserve.

(h) **Fixed assets**

Fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Expenditure for additions, improvements and renewals is capitalised and expenditure for maintenance and repairs is charged to the profit and loss account. When assets are sold or retired, their costs and accumulated depreciation are removed from the financial statements and any gain or loss resulting from their disposal is included in the profit and loss account.

(i) **Depreciation of fixed assets**

Fixed assets are depreciated on a straight-line basis at rates which are calculated to write-down their cost to their estimated residual values at the end of their useful lives. Useful lives and residual values are reviewed annually in the light of experience and changing circumstances.

Leasehold land and buildings

Leasehold land and buildings are amortised over the lease period or 30 years whichever is the shorter.

Plant, equipment and tooling

These are depreciated over 3 to 7 years, with the exception of test cell which is depreciated over 15 years.

During the financial year, the Company reviewed and revised the estimated useful life of its test cell, included under plant, equipment and tooling, from 7 years to 15 years with effect from 1 April 2000. This change in accounting estimate has an effect of reducing the depreciation charge for the current financial year by approximately $2,534,000.

Other fixed assets

This covers engine overhaul tooling, office furniture and equipment, and motor vehicles. These are depreciated over 1 to 7 years.

Fully-depreciated assets are retained in the financial statements until they are no longer in use. No depreciation is charged after assets are depreciated to their residual value.

(j) **Subsidiary, joint venture and associated companies**

Investments in subsidiary, associated and joint venture companies are stated at cost. Provision is made for any permanent diminution in value.

A subsidiary company is defined as a company, not being an associated company or joint venture company, in which the Group has a long-term interest of more than 50% in the equity and in whose financial and operating policy decisions the Group exercises control. A list of the Group's subsidiary companies is shown in note 16 to the financial statements.

An associated company is defined as a company, not being a subsidiary or a joint venture company, in which the Group has a long-term interest of not less than 20% or more than 50% in the equity and in whose financial and operating policy decisions the Group exercises significant influence. A list of the Group's associated companies is shown in note 17 to the financial statements.

A joint venture company is defined as a company, not being a subsidiary company, in which the Group has a share in the control of the Company's financial and operating affairs. A list of the Group's joint venture companies is shown in note 18 to the financial statements.

(k) **Long-term investments**

These are stated at cost and provisions are made for any diminution in value which is considered to be permanent.

(l) **Bad and doubtful debts**

Specific provision for doubtful debts is made when management has evidence that the realisation of the outstanding amount is unlikely.

(m) **Stocks**

Stocks are stated at the lower of cost and net realisable value. Cost is determined on the first-in-first-out basis.

(n) **Work-in-progress**

Work-in-progress is stated at cost plus a proportion of estimated profit earned to-date, based upon the degree of completion of the projects.

(o) **Warranty claims**

Provision for warranty claims is made for engine overhaul and repair and maintenance of aircraft (excluding line maintenance).

(p) **Deferred taxation**

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences and are measured at the tax rates that are expected to apply to the period when the liability is settled, based on tax rates that have been enacted or subsequently enacted at the balance date. Deferred tax benefits are not recognised unless there is reasonable expectation of their realisation.

(q) **Cash and cash equivalents**

Cash and cash equivalents include cash and bank balances and time and short-term deposits, less bank overdrafts.

3. Segment Reporting

The Company and its subsidiary companies operate in Singapore in one business segment, that of maintenance, repair and overhaul of aircraft and aircraft engines.

(In thousands of S$)

4. Revenue

Revenue comprised:

	The Group		The Company	
	2000-2001	**1999-2000**	**2000-2001**	**1999-2000**
Airframe and component overhaul services	392,055	338,192	388,592	333,669
Line maintenance and technical ground handling	262,324	229,160	262,324	229,160
	654,379	567,352	650,916	562,829

5. Interest Income

Interest income comprised:-

	The Group		The Company	
	2000-2001	**1999-2000**	**2000-2001**	**1999-2000**
Deposits placed with immediate holding company	4,627	7,124	4,627	7,124
Current account	1,467	1,420	1,467	1,420
Loans to subsidiary and associated companies	680	497	680	487
Loans to long-term investees	489	–	489	–
Staff loans	368	396	368	396
Time deposits	114	93	114	93
	7,745	9,530	7,745	9,520

6. Operating Profit

The operating profit for the financial year is derived after charging/(crediting):-

	The Group		The Company	
	2000-2001	**1999-2000**	**2000-2001**	**1999-2000**
Auditors' remuneration				
- Audit fees	92	74	80	60
- Non-audit fees	133	169	133	169
Bad debts (recovered)/written-off	(7,019)	1,822	(7,019)	1,822
Depreciation of fixed assets	20,770	23,467	20,429	23,115
Directors' emoluments	1,241	498	1,120	384
Exchange (gains)/losses, net	(4,617)	903	(4,622)	797
Provision for/(write-back of) obsolete stock, net	783	(522)	833	(552)
Write-back of provision for doubtful debts, net	(23,377)	(9,202)	(23,377)	(9,202)

(In thousands of S$)

7. Gain on Sale of Long-Term Investment

The gain on sale of long-term investment relates to the sale of a 4.09% shareholding interest being part of the Company's 9.09% stake in Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) to Hong Kong Aircraft Engineering Company Limited (HAECO) for US$3,350,000.

8. Exceptional Items

The exceptional items recognised in the previous financial year pertained to a gain on the divestment of 51% of the Company's interest in Eagle Services Asia Private Limited.

9. Provision for Taxation

Taxation has been provided/(written-back) in respect of:-

	The Group		The Company	
	2000-2001	**1999-2000**	**2000-2001**	**1999-2000**
Current tax	10,504	8,747	10,504	8,747
Deferred tax	3,366	(343)	3,366	(343)
Associated and joint venture companies	(385)	2,526	–	–
	13,485	10,930	13,870	8,404

The Company has been granted expansion incentive under the Economic Expansion Incentives (Relief from Income Tax Act) till May 2004, subject to the Company complying with the conditions imposed by the law. Profits from qualifying activities in excess of a pre-determined base profit will be tax-exempt during the expansion period.

The taxation charge for the financial year is lower than the amount determined by applying the Singapore income tax rate of 24.5% (2000: 25.5%) to the pre-tax profit due primarily to the tax savings from the expansion incentive scheme mentioned above.

(In thousands of S$)

10. Earnings per Share

	The Group	
	2000-2001	**1999-2000**
Profit attributable to shareholders	115,925	306,393

	The Group	
	31 March	
	2001	**2000**
Weighted average number of ordinary shares in issue used for computing basic earnings per share	1,000,000,000	1,000,000,000
Weighted average number of ordinary shares in issue used for computing diluted earnings per share	1,000,000,000	1,000,000,000
Basic earnings per share (cents)	11.6	30.6
Diluted earnings per share (cents)	11.6	30.6

Basic earnings per share are calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect on the exercise of all outstanding share options granted to employees. This dilutive effect is computed based on the difference between the number of shares under option and the number of shares that could have been issued at fair values. There is no dilutive effect upon the weighted average number of ordinary shares during the financial year.

11. Dividends

	The Group		The Company	
	2000-2001	**1999-2000**	**2000-2001**	**1999-2000**
Interim dividend of 1.5 cents (2000: 61.4 cents) per $0.10 (2000: $1.00) ordinary share less tax at 25.5% (2000: 26.0%)	11,175	22,865	11,175	22,865
Special dividend of nil cents (2000: 228.0 cents) per $0.10 ordinary share less tax at 24.5% (2000: 25.5%)	–	169,860	–	169,860
Proposed final dividend of 2.5 cents (2000: nil) per $0.10 ordinary share less tax at 24.5% (2000: 25.5%)	18,875	–	18,875	–
	30,050	192,725	30,050	192,725

(in thousands of S$)

12. Share Capital

	The Group and Company 31 March 2001	2000
Authorised:		
Balance at beginning of financial year 3,000,000,000 ordinary shares of $0.10 each (2000: 300,000,000 ordinary shares of $1.00 each)	300,000	300,000
Nil (2000: Subdivision of 300,000,000 ordinary shares of $1.00 each into 3,000,000,000 ordinary shares of $0.10 each)	–	–
Balance at end of the financial year 3,000,000,000 ordinary shares of $0.10 each	300,000	300,000
Issued and fully paid:		
Balance at beginning of financial year 1,000,000,000 ordinary shares of $0.10 each (2000: 50,364,286 ordinary shares of $1.00 each)	100,000	50,364
Nil (2000: Bonus issue of 100,000,000 new ordinary shares of $1.00 each capitalised from revenue reserves)	–	100,000
Nil (2000: Cancellation of 50,364,286 ordinary shares of $1.00 each)	–	(50,364)
Nil (2000: Subdivision of 100,000,000 ordinary shares of $1.00 each into 1,000,000,000 ordinary shares of $0.10 each)	–	–
Balance at end of the financial year 1,000,000,000 ordinary shares of $0.10 each	100,000	100,000

During the financial year, in consideration of the payment of $1.00 for each offer accepted, offers of options were granted pursuant to the Employee Share Option Scheme and the Senior Executive Share Option Scheme in respect of 14,246,950 unissued shares of $0.10 each in the Company at an offering price of $1.95 per share.

At the end of the financial year, share options granted to employees under the SIA Engineering Company Limited Employee Share Option Plan to take up 29,339,600 unissued shares of $0.10 each in the Company were outstanding as follows:-

Date of grant	Balance at 1.4.2000 / date of grant	Cancelled	Exercised	Adjustment	Balance at 31.3.2001	Exercise price	Expiry date
	Number of unissued ordinary shares of $0.10 each						
28.03.2000	15,337,950	(60,000)	–	(73,900)	15,204,050	2.05	27.03.2010
03.07.2000	14,246,950	(27,200)	–	(84,200)	14,135,550	1.95	02.07.2010
	29,584,900	(87,200)	–	(158,100)	29,339,600		

(In thousands of S$)

13. Deferred Taxation

	The Group		The Company	
	31 March		31 March	
	2001	2000	2001	2000
Balance at 1 April	1,918	2,261	1,918	2,261
Provided/(reversed) during the financial year	3,366	(343)	3,366	(343)
Balance at 31 March	5,284	1,918	5,284	1,918

The deferred taxation arises as a result of:-

	The Group 2001	The Group 2000	The Company 2001	The Company 2000
Excess of net book value over tax written-down value of fixed assets	9,267	9,384	9,267	9,384
Accrued expenses currently not tax deductible	(3,983)	(7,466)	(3,983)	(7,466)
	5,284	1,918	5,284	1,918

14. Bank Loans

	The Group	
	31 March	
	2001	2000
Revolving credit facility	1,100	1,350
Repayable within twelve months	(1,100)	–
	–	1,350

The revolving credit facility taken up by Singapore Jamco Pte Ltd is unsecured, repayable by 31 March 2002 and bears interest between 3.3% and 3.9% (2000: 3.9% and 4.1%) per annum.

15. Fixed Assets

	Balance at 1 April 2000	Additions	Disposals/ Transfers	Balance at 31 March 2001
Group				
Cost				
Leasehold land and buildings	121,380	(80)	(1)	121,299
Plant, equipment and tooling	144,944	5,205	(144)	150,005
Engine overhaul tooling	4,807	1,623	3	6,433
Office furniture and equipment	16,339	2,025	252	18,616
Motor vehicles	4,908	684	(101)	5,491
	292,378	9,457	9	301,844
Advance and progress payments	1,829	10,728	(768)	11,789
	294,207	20,185	(759)	313,633

(In thousands of S$)

15. Fixed Assets (continued)

	Balance at 1 April 2000	Additions	Disposals/ Transfers	Balance at 31 March 2001
Accumulated depreciation				
Leasehold land and buildings	22,096	4,074	–	26,170
Plant, equipment and tooling	89,414	12,713	(502)	101,625
Engine overhaul tooling	2,239	932	–	3,171
Office furniture and equipment	12,187	2,491	(96)	14,582
Motor vehicles	3,121	560	(153)	3,528
	129,057	20,770	(751)	149,076
Net book value	165,150			164,557
Company				
Cost				
Leasehold land and buildings	116,434	(83)	–	116,351
Plant, equipment and tooling	142,736	5,182	(108)	147,810
Engine overhaul tooling	4,807	1,623	3	6,433
Office furniture and equipment	16,058	1,982	276	18,316
Motor vehicles	4,709	684	(101)	5,292
	284,744	9,388	70	294,202
Advance and progress payments	1,829	10,728	(768)	11,789
	286,573	20,116	(698)	305,991
Accumulated depreciation				
Leasehold land and buildings	21,179	3,902	–	25,081
Plant, equipment and tooling	87,393	12,604	(466)	99,531
Engine overhaul tooling	2,239	932	–	3,171
Office furniture and equipment	11,970	2,443	(71)	14,342
Motor vehicles	2,974	548	(153)	3,369
	125,755	20,429	(690)	145,494
Net book value	160,818			160,497

	The Group		The Company	
	2000-2001	**1999-2000**	**2000-2001**	**1999-2000**
Depreciation charge for the financial year :				
Leasehold land and buildings	4,074	3,987	3,902	3,819
Plant, equipment and tooling	12,713	15,293	12,604	15,168
Engine overhaul tooling	932	704	932	704
Office furniture and equipment	2,491	2,911	2,443	2,862
Motor vehicles	560	572	548	562
	20,770	23,467	20,429	23,115

(In thousands of S$)

15. Fixed Assets (continued)

Details of leasehold land and buildings are as follows:

	Description	Land Area/ Gross Floor Area	Title
(i)	Hangar 2 at 31 Airline Road, Singapore	13,759 sqm/44,510 sqm	48 years commencing 9 January 1992
(ii)	Engine Overhaul Facility at 30 Loyang Ave, Singapore	11,601sqm/4,242 sqm	41 years commencing 8 May 1997
(iii)	Factory at 8 Loyang Lane, Singapore	6,962 sqm/3,616 sqm	30 years commencing 16 November 1994

16. Subsidiary Companies

	The Company	
	31 March	
	2001	2000
Unquoted shares, at cost	4,317	4,317
Term-loan to a subsidiary company	216	201
	4,533	4,518

The term-loan to a subsidiary company, SIAEC Services Pte Ltd, is unsecured and bears interest between 5.5% and 7.0% (2000: 5.6% and 6.7%) per annum. The term loan principal of US$180,000 was drawn down on 8 September 1999, and is repayable in 3 equal instalments. The first principal repayment was made in March 2000, the balance of 2 instalments are repayable in March 2002 and December 2002. The loan forms part of the Company's loan to its associated company, Eagle Services Asia Private Limited (see Note 17).

Details of the subsidiary companies at 31 March 2001 are as follows:-

Name of company (Country of incorporation and business)	Principal activities	Cost		Percentage of equity held by the Company	
		2001	2000	2001	2000
Singapore Jamco Pte Ltd * (Singapore)	Manufacturing aircraft cabin equipment and refurbishment of aircraft galleys	2,856	2,856	51.0	51.0
SIAEC Services Pte Ltd * (Singapore)	Investment holding	1,461	1,461	100.0	100.0
		4,317	4,317		

* Audited by Ernst & Young, Singapore

(In thousands of S$)

17. Associated Companies

	The Group		The Company	
	31 March		31 March	
	2001	2000	2001	2000
Unquoted shares, at cost	152,905	107,137	151,445	105,676
Share of post-acquisition profits	24,892	23,021	–	–
Goodwill written-off	(23,045)	(839)	–	–
Translation adjustment	7,734	3,285	–	–
Term-loan due from an associated company	10,601	9,861	10,385	9,659
Less: Current portion of term-loan (note 22)	(5,300)	(5,052)	(5,192)	(4,949)
	167,787	137,413	156,638	110,386

The term-loan due from an associated company, Eagle Services Asia Private Limited, is unsecured and bears interest at between 5.5% and 7.0% (2000: 5.6% and 6.7%) per annum. The term-loan principal totalling US$8,820,000 was provided in two parts, US$8,640,000 by the Company and US$180,000 by SIAEC Services Pte Ltd, on 8 September 1999 and is repayable in 3 equal instalments. The first repayment was made in March 2000, the balance of 2 instalments are repayable in March 2002 and December 2002.

Details of the associated companies at 31 March 2001 are as follows:-

Name of company (Country of incorporation and business)	Principal activities	Cost		Percentage of equity held by the Group	
		2001	2000	2001	2000
Asian Compressor Technology Services Co Ltd (The Republic of China)	Research and development, manufacture and repair of aircraft engines and compressors	4,104	4,104	24.5	24.5
Asian Surface Technologies Pte Ltd (Singapore)	Repair of aircraft fan blades and supply of wear-resistance coating	6,376	6,376	29.0	29.0
Combustor Airmotive Services Pte Ltd (Singapore)	Servicing of aircraft engines and sale of aircraft engines and part	8,408	8,408	49.0	49.0
Eagle Services Asia Private Limited (Singapore)	Repair and overhaul of aircraft engines	71,588	71,588	49.0	49.0
Fuel Accessory Services Technologies Pte Ltd (Singapore)	Repair and overhaul of engine fuel components and accessories	5,071	5,071	49.0	49.0

(In thousands of S$)

17. Associated Companies (continued)

Name of company (Country of incorporation and business)	Principal activities	Cost		Percentage of equity held by the Group	
		2001	2000	2001	2000
Messier Services Asia Private Limited (Singapore)	Repair and overhaul of Boeing and Airbus series landing gears	13,971	–	40.0	–
Pan Asia Pacific Aviation Services Ltd (Hong Kong, Special Administrative Region)	Operation of aircraft maintenance facilities	5,373	5,373	47.1	47.1
PWA International Limited (Ireland)	Re-manufacture of aircraft turbine engine cases, component thereof and related parts	6,217	6,217	49.0	49.0
Rohr Aero Services-Asia Pte Ltd (Singapore)	Repair and overhaul of aircraft nacelles, thrust reversers and pylons	26,126	–	30.0	–
Turbine Coating Services Private Limited (Singapore)	Repair of PW4000 turbine airfoils	5,671	–	24.5	–
		152,905	107,137		

18. Joint Venture Companies

	The Group 31 March		The Company 31 March	
	2001	2000	2001	2000
Unquoted equity shares, at cost	36,847	17,527	36,847	17,527
Share of post acquisition losses	(1,813)	(2,506)	–	–
	35,034	15,021	36,847	17,527

The Group's share of the consolidated results of the joint venture companies is as follows:

	The Group 31 March	
	2001	2000
Revenue	7,308	4,567
Expenditure	(6,570)	(4,350)
Profit before taxation	738	217
Taxation	(45)	–
	693	217

(In thousands of S$)

18. Joint Venture Companies (continued)

The Group's share of the consolidated assets and liabilities of the joint venture companies comprises:

	The Group 31 March 2001	The Group 31 March 2000
Fixed and other assets	21,015	13,062
Current assets	15,781	4,165
Current liabilities	(1,569)	(2,051)
	35,227	15,176

Details of the joint venture companies at 31 March 2001 are as follows:-

Name of company (Country of incorporation and business)	Principal activities	Cost 2001	Cost 2000	Percentage of equity held by the Group 2001	Percentage of equity held by the Group 2000
International Engine Component Overhaul Pte Ltd (Singapore)	Repair of nozzle guide vanes and compressor stators of Rolls-Royce RB 211 and Trent aero-engines and other aircraft components	11,967	11,967	50.0	50.0
Singapore Aero Engine Services Pte Ltd (Singapore)	Repair and maintenance of Trent aero-engines	24,880	5,560	50.0	50.0
		36,847	17,527		

19. Long-term Investments

	The Group 31 March		The Company 31 March	
	2001	2000	2001	2000
Unquoted equity investments, at cost	17,323	19,509	17,323	19,509
Long-term loan to investee companies	11,888	10,407	11,888	10,407
	29,211	29,916	29,211	29,916

The Company holds a 5.0% (2000: 9.09%) equity interest in Taikoo (Xiamen) Aircraft Engineering Company Limited which is incorporated and operates in the People's Republic of China.

The Company also holds a 10.0% (2000: 10.0%) interest in the equity of Hong Kong Aero Engine Services Limited which is incorporated and operates in Hong Kong Special Administrative Region of the People's Republic of China.

(In thousands of S$)

19. Long-term Investments (continued)

The long-term loan to Taikoo (Xiamen) Aircraft Engineering Company Limited of US$909,000 is unsecured, interest free and is repayable in the financial year 2003, subject to further review with the investee company.

The Company has also provided Hong Kong Aero Engine Services Limited with a shareholders' loan of US$5,684,853 which is unsecured, of which US$1,290,323 is interest free and the balance of US$4,394,530 bears interest between 5.7% and 7.3% (2000: nil) per annum. The loan has no fixed repayment term.

20. Trade and Other Debtors

	The Group		The Company	
	31 March		31 March	
	2001	**2000**	**2001**	**2000**
Trade debtors	32,105	13,864	31,840	13,835
Other debtors	22,646	11,321	22,611	11,293
	54,751	25,185	54,451	25,128

Trade debtors are stated after deducting a provision for doubtful debts. An analysis of the provision for doubtful debts is as follows:-

	The Group		The Company	
	31 March		31 March	
	2001	**2000**	**2001**	**2000**
Balance at 1 April	43,505	61,253	43,505	61,253
Write-back to profit and loss	(23,377)	(9,202)	(23,377)	(9,202)
Write-back to deferred income	-	(8,546)	-	(8,546)
Balance at 31 March	20,128	43,505	20,128	43,505
Bad debts (recovered)/written-off directly to profit and loss	(7,019)	1,822	(7,019)	1,822

Other debtors consist of:

	The Group		The Company	
	31 March		31 March	
	2001	**2000**	**2001**	**2000**
Staff loans	9,269	10,053	9,269	10,053
Deposits and prepayments	5,854	383	5,823	383
Others	7,523	885	7,519	857
	22,646	11,321	22,611	11,293

Included in staff loans are loans to the Company's staff who are directors of its subsidiary companies, amounting to approximately $7,000 (2000: $24,000). These loans have been granted in accordance with schemes approved by shareholders of the Company.

(In thousands of S$)

21. Immediate Holding Company

The amounts due from the immediate holding company are trade in nature, unsecured and bear no interest. Normal trade terms apply.

22. Related Companies

	The Group		The Company	
	31 March		31 March	
	2001	2000	2001	2000
Amounts receivable on current account	6,955	6,541	6,995	6,773
Current portion of term-loan due from an associated company (Note 17)	5,300	5,052	5,192	4,949
	12,255	11,593	12,187	11,722

The amounts receivable on current account from related companies are trade in nature, unsecured and bear no interest. Normal trade terms apply.

23. Stocks

	The Group		The Company	
	31 March		31 March	
	2001	2000	2001	2000
Aircraft and component spares	5,600	3,810	5,600	3,810
Raw materials	787	813	–	–
Consumable stores and stocks	1,283	2,506	1,283	2,506
	7,670	7,129	6,883	6,316

Aircraft and component spares, and raw materials are stated after deducting provision for stock obsolescence. An analysis of the provision for stock obsolescence is as follows:

	The Group		The Company	
	31 March		31 March	
	2001	2000	2001	2000
Balance at 1 April	80	4,814	–	4,764
Charge/(write-back) to profit and loss, net	783	(522)	833	(552)
Charge/(write-back) against deferred income	–	(4,212)	–	(4,212)
Balance at 31 March	863	80	833	–

Stocks are stated at:

	The Group		The Company	
	31 March		31 March	
	2001	2000	2001	2000
Cost	4,489	6,316	4,489	6,316
Net realisable value	3,181	813	2,394	–
	7,670	7,129	6,883	6,316

(In thousands of S$)

24. Short-Term Deposits

	The Group		The Company	
	31 March		31 March	
	2001	2000	2001	2000
Deposits placed out via the immediate holding company	176,313	130,263	176,313	130,263
Fixed deposits	2,172	1,956	2,172	1,956
	178,485	132,219	178,485	132,219

Funds surplus to the Company's working capital requirements are placed in short-term deposits with external financial institutions through the immediate holding company. These deposits earn interest ranging from 1.1% to 6.5% (2000: 1.3% and 3.4%) per annum and can be withdrawn on demand.

25. Trade and Other Creditors

	The Group		The Company	
	31 March		31 March	
	2001	2000	2001	2000
Trade	97,112	62,897	96,938	62,673
Accruals	34,815	37,122	34,815	37,122
Payroll and staff related expenses	87,235	64,936	87,235	64,936
Provision for warranty	828	2,903	828	2,903
Consumable stores	–	1,240	–	1,240
Maintenance expenses	–	1,671	–	1,671
Sundry	250	158	–	–
	220,240	170,927	219,816	170,545

(In thousands of S$)

26. Cash Flow from Operating Activities

	The Group	
	2000-2001	1999-2000
Profit before taxation	129,271	317,334
Adjustment for :-		
Income from investments and deposits	(7,745)	(9,530)
Interest expense	52	59
Depreciation of fixed assets	20,770	23,467
Share of profits of joint venture/associated companies	(4,065)	(16,839)
Gain on sale of long-term Investment	(2,964)	–
Exceptional item	–	(202,574)
Surplus on sale of fixed assets	(63)	(1,231)
Exchange differences	(4,617)	903
Operating profit before working capital changes	130,639	111,589
(Increase)/decrease in debtors	(19,858)	20,359
Decrease/(increase) in stock/work-in-progress	1,506	(7,501)
Increase/(decrease) in trade creditors and deferred accounts	48,665	(8,037)
Increase in amounts owing from related companies	(24,351)	(13,607)
Cash generated from operations	136,601	102,803
Interest received from deposits	7,745	9,530
Interest paid	(52)	(59)
Income taxes paid	(8,766)	(10,258)
Net cash provided by operating activities	135,528	102,016

27. Capital and Other Commitments

(a) The following commitments for capital expenditure have not been provided for in the financial statements:-

	The Group		The Company	
	31 March		31 March	
	2001	2000	2001	2000
Capital call in associated/joint venture companies	24,784	71,403	24,784	71,403
Commitments in respect of contracts placed for purchase of fixed assets	91,747	36,097	91,747	36,097
Other amounts approved by directors but not committed, for the purchase of fixed assets	149,500	168,993	149,500	168,993
	266,031	276,493	266,031	276,493

(In thousands of S$)

27. Capital and Other Commitments (continued)

(b) Commitment of subsidiary companies in respect of non-cancellable operating leases for premises are as follows:-

	The Group 31 March	
	2001	**2000**
Within one year	135	173
After one year but less than 5 years	503	510
More than 5 years	2,457	2,467
	3,095	3,150

The Group leases certain property under lease agreements that are non-cancellable within a year. The leases expire at various dates till 2024 and contain provisions for rental adjustments.

28. Contingent Liabilities, Unsecured

Contingent liabilities in respect of guarantees given by the Group and the Company are as follows:-

	The Group 31 March		The Company 31 March	
	2001	**2000**	**2001**	**2000**
Guarantees given to banks in connection with credit facilities granted to investee companies	3,496	11,535	3,496	11,535
Bankers guarantees given with respect to securing foreign work permits for staff and their accommodation	392	386	307	386
Performance bond given to a third party customer	1,749	1,667	1,749	1,667
	5,637	13,588	5,552	13,588

On 16 January 2001, the Company received a notice of claim from an airline customer for damages arising from maintenance work carried out by the Company on the customer's aircraft. The claim is for approximately US$4,594,000 (S$8,283,000). We are advised that any legal liability that may arise under this claim is covered by insurance. The Company's insurers, together with their lawyers, are reviewing the merits of the claim. The Directors are of the opinion that based on information made available up to the date of this report, the matter is not likely to have a material adverse effect on the results of the Company or its liquidity. In view of the foregoing, no provision for the claim has been made in financial statements.

(In thousands of S$)

29. Related Companies Transactions

The significant transactions between the Company, its subsidiary companies and related companies and the effects of these transactions on terms agreed among the companies are as follows:-

	The Group		The Company	
	2000-2001	1999-2000	2000-2001	1999-2000
Income				
Sales of services and related materials to immediate holding and related companies	532,371	462,707	531,002	461,243
Rental of office space charged to immediate holding company	2,001	2,001	2,001	2,001
Interest income from immediate holding company	4,627	7,124	4,627	7,124
Equipment fee charged to immediate holding company	5,196	6,025	5,196	6,025
Expense				
Management fees charged by the immediate holding company for corporate, general and administrative, technical and insurance services and equipment leases	4,469	3,428	4,469	3,428
Rental of workshop and office space charged by immediate holding company	25,830	26,400	25,830	26,400
Land rental for hangar, office space and test cell facility charged by a related company	7,552	5,725	7,552	5,725
Purchases of materials from the immediate holding company	159,511	134,108	159,511	134,108
Service rendered by immediate holding company	8,015	9,053	8,015	9,053
Service rendered by related company	1,046	1,410	1,046	1,410

30. Comparative Figures

The presentation and classification of items in the financial statements have been changed to comply with the requirements of SAS 1 (Revised 1999) – Presentation of Financial Statements, SAS 15 (Revised 1999) – Leases, and SAS 23 (Revised 1999) – Segment Reporting, which became effective for the financial year ended 31 March 2001. As a result, additional line items have been included in the profit and loss accounts and a statement of changes in equity has been added. Accordingly, comparative figures have been reclassified to provide a proper comparison with the current financial year's presentation.

Additional Information

1. Directors' Emoluments

The number of directors of the Company whose emoluments fall within the following bands:-

	The Company	
	2000-2001	1999-2000
$500,000 and above	1	-
$250,000 - $499,999	-	1
Below $250,000	7	14
	8	15

The directors' emoluments for the financial year ended 31 March 2001 include directors' fees of $353,644 which is derived using the following rates:-

	The Company 2000-2001 (In thousands of S$)
Type of Appointment	
(i) Board of Directors	
- Basic Fee	28
- Chairman's Allowance	28
- Deputy Chairman's Allowance	14
(ii) Board Committees	
- Chairman's Allowance	14
- Member's Allowance	7

2. Interested Persons Transactions (In thousands of S$)

Other than the transactions disclosed in note 29, between the Company and members of the Singapore Airlines Limited group of companies, interested persons transactions under the shareholders' mandate for the financial year are as follows:-

	Total
ST Aviation Services Co Pte Ltd	127
Singapore Technologies Aerospace Ltd	5,671
Singapore Post Pte Ltd	29
Total interested persons transactions	5,827

Note: All the above interested persons transactions were done on normal commercial terms.